Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Stock Purchase Rights)

of

OSI Pharmaceuticals, Inc.

at

$52.00 Net Per Share

by

Ruby Acquisition, Inc.

a wholly-owned subsidiary of

Astellas US Holding, Inc.

a wholly-owned subsidiary of

Astellas Pharma Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON WEDNESDAY, MARCH 31, 2010, UNLESS THE OFFER IS

EXTENDED.

The offer is conditioned upon, among other things, (i) there having been validly tendered and not properly withdrawn before the expiration of the offer at least the number of shares of common stock, par value $.01 per share (the “Common Stock”), of OSI Pharmaceuticals, Inc. (the “Company”), together with the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”), which, together with the Shares then owned by Astellas Pharma Inc. (“Astellas”) and its subsidiaries (including Ruby Acquisition, Inc. (“Purchaser”)), represents at least a majority of the total number of Shares outstanding calculated on a fully-diluted basis, (ii) the Company’s Board of Directors having redeemed the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger of the Company and Purchaser (or another of Astellas’ direct or indirect wholly-owned subsidiaries) as described herein (the “Proposed Merger”), (iii) the Company’s Board of Directors having approved the offer and the Proposed Merger such that, or Purchaser otherwise being satisfied, in its reasonable discretion, that, the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the offer and the Proposed Merger, (iv) the Company not having directly or indirectly sold, licensed or otherwise transferred or encumbered in whole or in part (and not having agreed directly or indirectly to sell, license or otherwise transfer or encumber in whole or in part) any rights or assets related to or in connection with Tarceva® other than as provided in, and only to the extent (if any) required by, agreements to which the Company is a party and which have been filed by the Company with the Securities and Exchange Commission on or prior to February 26, 2010 and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The offer is also subject to certain other conditions contained in this Offer to Purchase. See “Introduction” and “The Offer—Section 14—Conditions of the Offer”, which set forth in full the conditions to the offer.

Astellas and Purchaser are seeking to negotiate a business combination with the Company. Subject to applicable law, Purchaser reserves the right to amend the offer (including amending the offer price and the consideration to be offered in the Proposed Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Astellas, Purchaser and the Company.

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary (the “Depositary”) for the offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” or (ii) give instruction to such stockholder’s broker, dealer, commercial bank, trust company or other nominee to tender such stockholder’s Shares for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedures for Tendering Shares”.

Any questions and requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), or to Citigroup Global Markets Inc., our dealer manager (the “Dealer Manager”), at their respective addresses and telephone numbers, in each case, as set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Dealer Manager for the Offer is:

March 2, 2010

SUMMARY TERM SHEET

Ruby Acquisition, Inc., an indirect wholly-owned subsidiary of Astellas Pharma Inc., is offering to purchase all issued and outstanding shares of common stock, par value $.01 per share (the “Common Stock”), together with the associated stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of OSI Pharmaceuticals, Inc. (“OSI” or the “Company”), for $52.00 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the offer, you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety. Questions or requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), or Citigroup Global Markets Inc. our dealer manager (the “Dealer Manager”), at their respective addresses and telephone numbers, in each case, as set forth on the back cover of this Offer to Purchase.

Unless the context requires otherwise, all references in this Summary Term Sheet and in this Offer to Purchase to “Purchaser,” “we,” “us” or “our” are to Ruby Acquisition, Inc. and all references to “Astellas” are to Astellas Pharma Inc.

Who is offering to buy my Shares?

We are a Delaware corporation formed for the purpose of making this tender offer, and we have carried on no activities other than in connection with making the tender offer. We are a wholly-owned subsidiary of Astellas US Holding, Inc., a Delaware corporation. Astellas US Holding, Inc. is a wholly-owned subsidiary of Astellas, a corporation formed under the laws of Japan. Astellas is one of the largest pharmaceutical companies in Japan. It researches and develops, manufactures, markets, promotes and sells a variety of pharmaceutical products in North America, South America and throughout Europe and Asia. See “The Offer—Section 9—Certain Information Concerning Purchaser and Astellas” for more information about us and our affiliates.

What securities are you offering to purchase and what is the form of payment?

We are offering to purchase all of the issued and outstanding Shares, for $52.00 per Share, net to you in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. See “Introduction”, “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 13—Dividends and Distributions”.

Do I have to pay any brokerage or similar fees to tender?

If you are the record owner of your Shares and you tender Shares in the offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and “The Offer—Section 1—Terms of the Offer”.

Why are you making the offer?

We are making the offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the offer is consummated, Astellas intends, as soon as practicable after consummation of the offer, to have us, or another direct or indirect wholly-owned subsidiary of Astellas, consummate a second-step merger (the “Proposed Merger”) with the Company pursuant to which each then outstanding Share (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of the Company and any Shares held by the Company’s stockholders who perfect their appraisal rights) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by us pursuant to the offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a direct or indirect, wholly-owned subsidiary of Astellas. See “Introduction”, “The Offer—Section 11—Background of the Offer” and “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” for more information. Unless the Proposed Merger is a short-form merger, the Proposed Merger could be delayed (or the Proposed Merger might not be consummated) if the Company’s Board of Directors refuses to negotiate and approve a merger agreement. See “The Offer—Section 14—Conditions of the Offer” for more information.

What are the most significant conditions to the offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the offer:

•

there have been validly tendered and not properly withdrawn at least the number of Shares, which, together with the Shares then owned by Astellas and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding calculated on a fully diluted basis;

•

the Company’s Board of Directors has redeemed the Rights or we are satisfied, in our reasonable discretion, that such Rights have been invalidated or are otherwise inapplicable to the offer and the Proposed Merger;

•

the Company’s Board of Directors has approved the offer and the Proposed Merger such that, or we are otherwise satisfied in our reasonable discretion, that, the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the offer and the Proposed Merger;

•

the Company has not directly or indirectly sold, licensed or otherwise transferred or encumbered in whole or in part (and has not agreed directly or indirectly to sell, license or otherwise transfer or encumber in whole or in part) any rights or assets related to or in connection with Tarceva® other than as provided in, and only to the extent (if any) required by, agreements to which the Company is a party and which have been filed by the Company with the Securities and Exchange Commission (“SEC”) on or prior to February 26, 2010; and

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated.

These and other conditions to our obligations to purchase Shares tendered in the offer are described in greater detail in “Introduction” and “The Offer—Section 14—Conditions of the Offer”.

What are the “Rights”?

The stock purchase rights were created in September 2000 pursuant to the implementation of the Company’s stockholder rights plan. Under the Company’s stockholder rights plan, stockholders have been issued stock purchase rights (the “Rights”), which may permit stockholders who are not affiliated with an “Acquiring Person” (as defined in the plan) to, among other things, purchase Common Stock at a discount in the event certain triggering events occur. Purchases of Common Stock made by stockholders pursuant to the stockholder rights plan would dilute an Acquiring Person’s stake in the Company and make an Acquiring Person’s proposed acquisition more expensive. It is a condition of the offer that the Company’s Board of Directors redeems the Rights or that we are satisfied, in our reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the offer and the Proposed Merger. See “Introduction” and “The Offer—Section 14—Conditions of the Offer”.

Will I be required to grant a proxy in order to tender my Shares into the offer?

No. The granting of a proxy to us under any proxy solicitation we may make is not a prerequisite to tendering Shares into the offer, although the Letter of Transmittal includes a customary proxy effective only upon the acceptance for payment of Shares in the offer, as described in “The Offer—Section 3—Procedures for Tendering Shares”. See “The Offer—Section 17—Miscellaneous”.

Will you have the financial resources to pay for the Shares?

Yes. Our offer is not subject to any financing condition. Astellas will provide us with the funds necessary to purchase the Shares in the offer and to pay related expenses from its general corporate funds. Astellas had liquid asset of approximately $5.346 billion as of December 31, 2009 comprised of approximately $3.031 billion in cash and cash equivalents and approximately $2.315 billion of marketable securities (based on an exchange rate of $1 = ¥92.1 as of December 31, 2009). See “The Offer—Section 10—Source and Amount of Funds”.

How long do I have to decide whether to tender in the offer?

You have until the expiration of the offer to tender. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on March 31, 2010. We may elect to provide a “subsequent offering period” for the offer. A subsequent offering period is an additional period of time beginning after we have purchased Shares tendered during the offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1—Terms of the Offer”.

Can the offer be extended and under what circumstances?

We may, in our sole discretion, extend the offer at any time or from time to time. We might extend, for instance, if any of the conditions specified in “The Offer—Section 14—Conditions of the Offer” are not satisfied. If we decide to extend the offer, or if we decide to provide for a subsequent offering period, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer”.

How do I tender my Shares?

To tender your shares in the offer, you must:

•

deliver the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other required documents, to Computershare Trust Company, N.A., the depositary for the offer (the “Depositary”), in accordance with the procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares” and in the Letter of Transmittal, not later than the time the offer expires;

•	tender your Shares pursuant to the book-entry transfer procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares”; or

•

if your Share certificates are not immediately available or if you cannot deliver your Share certificates, and any other required documents, to the Depositary prior to the expiration of the offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your Shares if you comply with the guaranteed delivery procedures described in “The Offer—Section 3—Procedures for Tendering Shares”.

If I accept the offer, when and how will I be paid for my Shares?

If the conditions to the offer are satisfied, and we consummate the offer and accept your Shares for payment, you will receive payment for the Shares promptly following the expiration of the offer. See “The Offer—Section 2—Acceptance for Payment and Payment”.

We will pay for your Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for the tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares), a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Offer—Section 3—Procedures for Tendering Shares”.

Can I withdraw my previously tendered Shares?

You may withdraw all or a portion of your tendered Shares by delivering written, telegraphic or facsimile notice to the Depositary prior to the expiration of the offer. Further, if we have not agreed to accept your Shares for payment within 60 days of the commencement of the offer, you can withdraw them at any time after that 60-day period, including during any extensions of the offer, until the time we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. The right to withdraw tendered Shares will not apply to any subsequent offering period, if one is included. See “The Offer—Section 4—Withdrawal Rights”.

What does the Company’s Board of Directors think of the offer?

The Company’s Board of Directors has not approved this offer as of the time this Offer to Purchase is being filed with the SEC. Within ten business days after the date of this Offer to Purchase, the Company is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer. See “Introduction”.

If I decide not to tender but the offer is successful, what will happen to my shares?

As indicated above, if the offer is consummated, we and Astellas intend, as soon as practicable following the consummation of the offer, to have us consummate the Proposed Merger with the Company pursuant to which the Company will become a direct or indirect wholly-owned subsidiary of Astellas. Pursuant to the Proposed Merger, each then outstanding Share (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of the Company, and any Shares held by the Company’s stockholders who have perfected their appraisal rights) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by us pursuant to the offer, without interest (and less any applicable withholding taxes). If the Proposed Merger takes place, stockholders who do not tender in the offer (other than those described above) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the offer. Therefore, if such merger takes place, the only differences between tendering and not tendering Shares in the offer is that tendering stockholders will be paid earlier and stockholders who do not tender, who do not vote in favor of the Proposed Merger and who properly seek appraisal for their shares of Common Stock may exercise appraisal rights as described below.

If the offer is consummated but the Proposed Merger is not consummated, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NASDAQ Stock Market or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly-held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”.

Are appraisal rights available in either the offer or the Proposed Merger?

Appraisal rights are not available in the offer. After the offer, if the Proposed Merger takes place, appraisal rights will be available to stockholders of the Company at the time of the Proposed Merger who do not vote in favor of the Proposed Merger and who properly seek appraisal rights for their shares of Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware. The value you would receive if you perfect appraisal rights could be more or less than, or the same as, the price per share to be paid in the Proposed Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

What is the market value of my Shares as of a recent date?

On February 26, 2010, the last trading day before Astellas publicly announced its intention to commence the offer, the last reported sales price of the Shares reported on the NASDAQ Stock Market was $37.02 per Share. On March 1, 2010, the last trading day before commencement of the offer, the last reported sales price of the Shares reported on the NASDAQ Stock Market was $56.25 per Share. The offer price of $52.00 per Share represents a premium of over 40% to the Company’s closing stock price on February 26, 2010 and a premium of over 53% to the Company’s average closing stock price for three months prior to February 26, 2010 and a 31% premium to the Company’s 52 week high for the 52 week period ending February 26, 2010. Please obtain a recent quotation for your shares prior to deciding whether or not to tender. See “The Offer—Section 6—Price Range of Shares”.

What are the U.S. federal income tax consequences of participating in the offer?

In general, if you are a U.S. holder of Shares, the sale of Shares pursuant to the offer will be a taxable transaction to you. For U.S. federal income tax purposes, your receipt of cash in exchange for your Shares generally will cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the offer and your adjusted tax basis in your Shares. If you are a non-U.S. holder of Shares, the sale of Shares pursuant to the offer will generally not be a taxable transaction to you under U.S. federal income tax laws unless you have certain connections to the United States. Applicable law may require tax to be withheld from the proceeds of sale of Shares by certain holders. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer—Section 5—Certain Tax Considerations”.

Who can I talk to if I have questions about the offer?

You can call Georgeson Inc., the information agent for the offer, at (212) 440-9800 (for banks and brokers) or (800) 213-0473 (toll-free) or Citigroup Global Markets Inc., the dealer manager for the offer, at (877) 633-6351 (toll-free), with any questions you may have. See the back cover of this Offer to Purchase.

To the Stockholders of the Company:

INTRODUCTION

We, Ruby Acquisition, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc., a corporation formed under the laws of Japan (“Astellas”), are offering to purchase (i) all issued and outstanding shares of common stock, par value $.01 per share (the “Common Stock”), of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and (ii) the associated stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 27, 2000, by and between the Company and The Bank of New York, as amended from time to time (the “Rights Agreement”), for $52.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

Tendering stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, may be subject to backup withholding of U.S. federal income tax at a rate of 28% on the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See “The Offer—Section 5—Certain Tax Considerations”. Purchaser will pay all charges and expenses of Citigroup Global Markets Inc. the dealer manager for the Offer (the “Dealer Manager” and together with its affiliates “Citi”), the Depositary and Georgeson Inc., the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 16—Fees and Expenses”.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn before the expiration of the Offer at least the number of Shares, which, together with the Shares then owned by Astellas and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully-diluted basis, (ii) the Company’s Board of Directors having redeemed the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed second-step merger (the “Proposed Merger”) pursuant to which each then outstanding Share (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of the Company and any Shares held by the Company’s stockholders who have perfected their appraisal rights) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by us pursuant to the Offer, without interest (and less any applicable withholding taxes), (iii) the Company’s Board of Directors having approved the Offer and the Proposed Merger such that, or we are otherwise satisfied, in our reasonable discretion, that, the restrictions on business combinations with “interested stockholders” (as such term is described in “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”) set forth in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) are inapplicable to the Offer and the Proposed Merger, (iv) the Company not having directly or indirectly sold, licensed or otherwise transferred or encumbered in whole or in part (and not having directly or indirectly agreed to sell, license or otherwise transfer or encumber in whole or in part) any rights or assets related to or in connection with Tarceva® other than as provided in, and only to the extent (if any) required by, agreements to which the Company is a party and which have been filed by the Company with the Securities and Exchange Commission (“SEC”) on or prior to February 26, 2010; and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See “The Offer—Section 14—Conditions of the Offer,” which sets forth in full the conditions to the Offer.

The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. If the Offer is consummated, Astellas and Purchaser intend, as soon as practicable after consummation of the Offer, to have Astellas and Purchaser, or another direct or indirect wholly-owned subsidiary of Astellas, consummate the Proposed Merger. At the effective time of the Proposed Merger, each then outstanding Share (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by subsidiaries of the Company, if any, and Shares held by the Company’s stockholders who have perfected their appraisal rights in accordance with Section 262 of the DGCL) would be canceled and converted automatically into the right to receive an amount in cash per Share equal to the highest price per Share paid by us pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a direct or indirect wholly-owned subsidiary of Astellas.

As of the date of this Offer to Purchase, the Company’s Board of Directors has not approved the Offer. Within 10 business days after the date of this Offer to Purchase, the Company is required by law to publish, send or give to you (and file with the SEC), a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

As described in further detail in “The Offer—Section 11—Background of the Offer”, Astellas has made a number of attempts to engage with the Board of Directors of the Company regarding a potential acquisition of the Company by Astellas. Both in its discussions with Dr. Colin Goddard, the Chief Executive Officer of the Company, and its proposal letters to Dr. Goddard and the Company’s Board of Directors, Astellas has set forth its view as to the benefits to the Company’s stockholders of an acquisition of the Company by Astellas. Among other things, Astellas stressed that it was prepared to move expeditiously to complete a transaction without the need for financing arrangements. To date, the Company’s Board of Directors has rejected Astellas’ offer to acquire control of the Company and has been unwilling to engage in discussions which Astellas considers meaningful regarding a possible acquisition of the Company.

Astellas is seeking, and intends to continue to seek, to negotiate the acquisition of the Company by Astellas. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the offer price and the consideration to be offered in the Proposed Merger), including for purposes of negotiating or entering into a merger agreement with the Company. Any such merger agreement may contemplate the termination or amendment of the Offer. In the event that the Offer is terminated and Astellas, Purchaser and the Company enter into a merger agreement, the Shares (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of the Company, and any Shares held by the Company’s stockholders who have perfected their appraisal rights) would, upon consummation of such merger, be converted into the right to receive the consideration provided for in the merger agreement.

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL, in connection with the Proposed Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered (and not properly withdrawn in accordance with the procedures set forth in “The Offer—Section 4—Withdrawal Rights”) on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on March 31, 2010, unless and until Purchaser, in its sole discretion, shall have extended the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

The Offer is subject to the conditions set forth under “The Offer—Section 14—Conditions of the Offer”, including the satisfaction of the Minimum Condition, the Rights Condition, the Section 203 Condition, the Tarceva® Condition and the HSR Condition, as such terms are therein defined. If any such condition is not satisfied prior to the Expiration Date, Purchaser may:

•	extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4—Withdrawal Rights”, retain all such Shares until the expiration of the Offer as so extended;

•

subject to complying with applicable rules and regulations of the SEC, waive any condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn; or

•	terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders.

Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares, as described in “The Offer—Section 4—Withdrawal Rights”.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), Purchaser expressly reserves the right to:

•

terminate or amend the Offer if, on or prior to the Expiration Date, any of the conditions referred to in the Introduction and in “The Offer—Section 14—Conditions of the Offer” has not been satisfied or upon the occurrence of any of the other events or conditions specified in “The Offer—Section 14—Conditions of the Offer”; or

•

waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below.

If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares, or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer—Section 4—Withdrawal Rights”. However, Purchaser’s ability to delay payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. A minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If Purchaser decides, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the 10th business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of 10 business days from the date the notice of the increase is first published, sent or given to holders of Shares.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of at least three business days in length after the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, after completion of the first purchase of Shares in the Offer, during which stockholders would be able to tender Shares not tendered in the Offer.

During a Subsequent Offering Period, tendering stockholders would not have withdrawal rights and Purchaser would promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Purchaser may provide a Subsequent Offering Period so long as, among other things:

•	the initial 20-business day period of the Offer has expired;

•	Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer;

•	Purchaser immediately accepts and promptly pays for all Shares tendered during the Offer prior to its expiration;

•

Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period; and

•	Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period.

Purchaser does not currently intend, but reserves the right in its sole discretion, to include a Subsequent Offering Period in the Offer. If Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of the Company consistent with the requirements of the SEC.

In the event that Purchaser subsequently elects to include a Subsequent Offering Period, no withdrawal rights would apply to Shares tendered during such Subsequent Offering Period and no withdrawal rights would apply during such Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

A request is being made to the Company for use of its stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by the Company with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed by us or by the Information Agent to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser. Alternatively, if the Company so elects, the materials will be mailed to stockholders by the Company. A request is also being made to the Company pursuant to Section  220 of the DGCL for a list of the Company’s stockholders and to inspect the Company’s stock ledger.

2. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn before the Expiration Date promptly after the Expiration Date. Subject to any applicable law, including the rules and regulations of the SEC, we reserve the right, in our sole and reasonable discretion, to delay the acceptance for payment or payment for Shares if any of the conditions to the Offer specified in the Introduction or in “The Offer—Section 14—Conditions of the Offer” has not been satisfied at or prior to the Expiration Date or thereafter in relation to any condition relating to government approvals. Any determination concerning the satisfaction of the terms and conditions of the Offer shall be within Purchaser’s sole discretion, subject to the applicable rules of the SEC. See “The Offer—Section 14—Conditions of the Offer” for more information.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

the certificates representing the Shares (the “Share Certificates”), and if applicable, the certificates representing the Rights (the “Rights Certificates”), or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares and, if applicable, Rights (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares”;

•

the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

The term “Agent’s Message” in this Offer to Purchase means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser or the Depositary regardless of any extension of the Offer or by reason of any delay in making such payment. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

Purchaser reserves the right to transfer or assign to one or more of Purchaser’s affiliates, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

If any tendered Shares are not purchased under the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered pursuant to the book-entry transfer procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares”, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility) promptly following the expiration, termination or withdrawal of the Offer. In the event separate Rights Certificates are issued, similar action will be taken with respect to unpurchased and untendered Rights.

3. Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, for Shares to be validly tendered pursuant to the Offer, either:

•

on or prior to the Expiration Date, (a) Share Certificates representing tendered Shares (and prior to the Distribution Date, as such term is defined in the Rights Agreement referred to below, representing tendered Rights) and, after the Distribution Date, Rights Certificates, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at its address and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at its address; or

•	the guaranteed delivery procedures set forth below must be followed.

Holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, if a Distribution Date has occurred and a stockholder has sold its Rights separately from its Shares and does not otherwise acquire and tender those Rights or an equivalent number thereof, such stockholder may not be able to satisfy the requirements of the Offer for the tender of Shares.

Separate Delivery of Rights Certificates. If the Distribution Date has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three NASDAQ Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date that Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or the guaranteed delivery procedures set forth below must be complied with.

Required documents must be transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchanges Medallion Program (“Eligible Institutions”).

In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. If the Share Certificates representing the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on such Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal for more information.

If the Share Certificates representing the Shares are forwarded separately to the Depositary, such delivery must be accompanied by a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees.

Guaranteed Delivery. If a stockholder desires to tender Shares under the Offer and such stockholder’s Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

•

within three NASDAQ Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery (a) Share Certificates representing tendered Shares are received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or such Shares are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, is received by the Depositary at such address and (c) any other documents required by the Letter of Transmittal are received by the Depositary at such address.

The Notice of Guaranteed Delivery may be delivered to the Depositary by facsimile transmission, or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of:

•	Share Certificates representing tendered Shares or a Book-Entry Confirmation with respect to all tendered Shares; and

•

a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares and any other documents required by the Letter of Transmittal.

Accordingly, payment might not be made to all tendering stockholders at the same time, and, among other factors, will depend upon when Share Certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or, if you are not a United States person (as defined for U.S. federal income tax purposes), you provide the Depositary with a completed Form W-8BEN (or other appropriate Form W-8) Certificate of Foreign Status before receipt of any payment.

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties to the fullest extent permitted by law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Astellas or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution and resubstitution, to the full extent of such stockholder’s rights with respect to (a) the Shares tendered by such stockholder and accepted for payment by Purchaser and (b) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company’s stockholders or with respect to any written consent of the Company’s stockholders, and Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting and other rights with respect to such Shares.

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares under the Offer are irrevocable. You may withdraw Shares that you have previously tendered under the Offer pursuant to the provisions set forth below at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, such Shares may also be withdrawn at any time after April 30, 2010 in accordance with Section 14(d)(5) of the Exchange Act.

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in “The Offer—Section 3—Procedures for Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

If Purchaser is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. A withdrawal of a Share will also constitute a withdrawal of the associated Rights. Rights may not be withdrawn unless the associated Shares are also withdrawn.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in “The Offer—Section 3—Procedures for Tendering Shares”.

Purchaser does not currently intend to provide a Subsequent Offering Period following the Offer, but reserves the right to do so. In the event that Purchaser subsequently elects to provide a Subsequent Offering Period, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period.

5. Certain Tax Considerations.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer to holders of Shares. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Shares that is, for federal income tax purposes:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

A “non-U.S. holder” is a person (other than a partnership) that is not a U.S. holder.

This discussion assumes that a holder holds the Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, holders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired their Shares through the exercise of employee stock options or other compensation arrangements). In addition, the discussion does not address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to holders. Holders are urged to consult their own tax advisors to determine the particular tax consequences, including the application and effect of any state, local or foreign income and other tax laws, of the receipt of cash in exchange for Shares pursuant to this Offer.

If a partnership holds Shares, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your tax advisors.

U.S. Holders

The receipt of cash pursuant to this Offer by U.S. holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder of Shares will recognize gain or loss equal to the difference between (1) the amount of cash received in exchange for such Shares; and (2) the U.S. holder’s adjusted tax basis in such Shares. If the holding period in Shares sold pursuant to this Offer is greater than one year as of the date of the sale, the gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by an individual in the taxable years beginning before January 1, 2011 will generally be subject to a maximum U.S. federal income tax rate of 15%. The deductibility of a capital loss recognized on the exchange is subject to limitations under the Code. If a U.S. holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Non-U.S. Holders

Any gain realized on the receipt of cash pursuant to this Offer by a non-U.S. holder generally will not be subject to U.S. federal income tax unless: (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder); (2) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (3) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the non-U.S. holder owned more than 5% of the Shares at any time during the five years preceding the sale. An individual non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale of Shares under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale of Shares, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If a

non-U.S. holder falls under clause (3) above, such foreign holder could be subject to U.S. federal income tax on the gain realized on the sale of Shares, including in the case of a foreign corporation, branch profits tax, and a withholding tax at a rate of 10% could apply to proceeds from the sale of Shares.

A holder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or any exemption applies. See “Introduction” and “The Offer—Section 3—Procedures for Tendering Shares”.

6. Price Range of Shares.

The Shares are listed and principally traded on the NASDAQ Stock Market (“NASDAQ”) under the symbol “OSIP”. The following table sets forth for the periods indicated the last reported high and low sales prices per share on NASDAQ as reported in published financial sources:

	High	Low
Year Ended December 31, 2008
First Quarter	$49.21	$33.46
Second Quarter	$42.10	$32.10
Third Quarter	$53.71	$41.21
Fourth Quarter	$48.98	$31.33
Year Ended December 31, 2009
First Quarter	$43.00	$32.28
Second Quarter	$38.30	$27.07
Third Quarter	$36.29	$27.01
Fourth Quarter	$35.90	$30.31
Year Ending December 31, 2010
First Quarter (through March 1, 2010)	$56.25	$30.92

On February 26, 2010, the last full trading day before Astellas’ public announcement of the Offer, the last reported sales price of the Shares reported on NASDAQ was $37.02 per Share. On March 1, 2010, the last trading day before Astellas commenced the Offer, the last reported sales price of the Shares reported on NASDAQ was $56.25 per Share. The offer price of $52.00 per share represents a premium of over 40% to the Company’s closing stock price on February 26, 2010 and a premium of over 53% to the Company’s average closing stock price for three months prior to February 26, 2010 and a 31% premium to the Company’s 52-week high for the 52 week period ending on February 26, 2010. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, we and Astellas intend, as soon as practicable following the consummation of the Offer, to have Astellas and Purchaser, or another direct or indirect wholly-owned subsidiary of Astellas, consummate the Proposed Merger pursuant to which each then outstanding Share (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of the Company, and any Shares held by the Company’s stockholders who have perfected their appraisal rights) would be converted into the right to receive an amount in cash per share equal to the highest price per share paid by us pursuant to the Offer, without interest (and less any applicable withholding taxes). If the Proposed Merger takes place, stockholders who do not tender in the Offer (other than those who have perfected their appraisal rights) will be entitled to receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Proposed Merger takes place, the only differences between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier and stockholders who do not tender, who do not vote in favor of the Proposed Merger and who also properly seek appraisal rights for their shares of Common Stock, may exercise appraisal rights. However, if the Offer is consummated and the Proposed Merger does not take place, the number of stockholders and the number of Shares that might otherwise trade publicly may be so small that there may no longer be an active public trading market (or possibly any public trading market) for the Shares. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The NASDAQ Stock Market, LLC, NASDAQ would consider disqualifying the Shares for listing on the NASDAQ if, among other possible grounds, (i) the number of publicly held Shares falls below 750,000, (ii) the total number of beneficial holders of round lots of Shares falls below 400, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the Company has stockholders’ equity of less than $10 million, or (vi) the bid price for the Shares over a 30 consecutive business day period is less than $1 per Share. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1 per Share, and (f) (i) the Company has stockholders’ equity of less than $2.5 million, (ii) the market value of the Company’s listed securities is less than $35 million over a 10 consecutive business day period, or (iii) the Company’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of the Company, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares cease to be listed on NASDAQ or are delisted from NASDAQ altogether, the market for the Shares could be adversely affected and the value of the Shares may be materially adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirements to furnish an annual report and to provide periodic financial disclosures to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be restricted. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

Rights. Under the terms of the Rights Agreement, as soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date, as such term is defined in “The Offer—Section 14—Conditions of the Offer”. If the Distribution Date has occurred and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, the NASDAQ listing and Exchange Act registration would apply to the Rights in a similar manner.

8. Certain Information Concerning the Company.

The Company was incorporated in the State of Delaware in 1983. The principal executive offices of the Company are located at 41 Pinelawn Road, Melville, New York 11747 and its telephone number is (631) 962-2000. According to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed on February 24, 2010 (the “Company Form 10-K”), the Company is a biotechnology company focused primarily on the discovery, development and commercialization of molecular targeted therapies, or MTTs, addressing major unmet medical needs in oncology, diabetes and obesity. The Company’s largest area of focus is oncology where its business in anchored by Tarceva®, a small molecule inhibitor of the epidermal growth factor receptor, or EGFR, which is the Company’s primary source of revenue.

Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such material also may be obtained by mail, upon payment of the SEC’s prescribed fees, from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

9. Certain Information Concerning Purchaser and Astellas.

Purchaser is a newly-incorporated Delaware corporation organized in connection with the Offer and the Proposed Merger and has not carried on any activities other than in connection with the Offer and the Proposed Merger. Purchaser was incorporated under the laws of Delaware on February 17, 2010. Purchaser is a wholly-owned subsidiary of Astellas US Holding, Inc., which is a wholly-owned subsidiary of Astellas. The principal offices of both Purchaser and Astellas US Holding, Inc. are located at Three Parkway North, Deerfield, Illinois, 60015-2557. The telephone number of both Purchaser and Astellas US Holding, Inc. is (847) 317-8800.

Astellas, one of the largest pharmaceutical companies in Japan, is headquartered in Tokyo and has subsidiaries with offices in North America, South America, Europe and Asia. Astellas engages primarily in the research and development, manufacturing, marketing and promotion of pharmaceutical products, and its core products in the United States include the following: Lexiscan® (regadenoson) indicated for radionuclide myocardial perfusion imaging (MPI) in patients unable to undergo adequate exercise stress; Adenoscan® (adenosine injection) indicated as an adjunct to thallium-201 myocardial perfusion scintigraphy in patients unable to exercise adequately; Prograf® (tacrolimus), indicated for the prophylaxis or organ rejection in patients receiving allogeneic liver, kidney or heart transplants; and VESIcare® (solifenacin succinate), indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency, and urinary frequency. Astellas was formed in 2005 by the merger of the third and fifth largest pharmaceutical companies in Japan, Yamanouchi Pharmaceutical Co., Ltd and Fujisawa Pharmaceutical Co. Ltd. Astellas’ principal executive offices are at 3-11 Nihonbashi-Honcho, 2-chome, Chuo-Ku, Tokyo, 103-8411 and its telephone number is +81-3-3244-3000.

The name, business address, present principal occupation or employment, five year employment history and citizenship of each director and executive officer of Astellas, Astellas US Holding, Inc. and Purchaser are set forth on Schedule I hereto.

Astellas US Holding, Inc. currently owns 1,000 Shares. Neither Astellas, Astellas US Holding, Inc. nor Purchaser beneficially owns any other Shares. The 1,000 Shares owned by Astellas US Holding, Inc. represent a de minimus percentage of the issued and outstanding Shares as of the date of this Offer to Purchase. Except for the foregoing and except as set forth elsewhere in this Offer to Purchase (including “The Offer—Section 11—Background of the Offer”) or Schedule I to this Offer to Purchase: (i) none of Astellas, Astellas US Holding, Inc., Purchaser and, to Astellas’, Astellas US Holding, Inc.’s and Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Astellas, Astellas US Holding, Inc., Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Astellas, Astellas US Holding, Inc., Purchaser and, to Astellas’, Astellas US Holding, Inc.’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Astellas, Astellas US Holding, Inc., Purchaser and, to Astellas’, Astellas US Holding, Inc.’s, and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Astellas, Astellas US Holding, Inc., Purchaser, their subsidiaries or, to Astellas’, Astellas US Holding, Inc.’s, and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no negotiations or transactions or material contacts between Astellas, Astellas US Holding, Inc., Purchaser, their subsidiaries or, to Astellas’, Astellas US Holding, Inc.’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe our financial condition or the financial condition of Astellas is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Proposed Merger and (iv) Astellas has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger and to pay related fees and expenses.

Additional Information. Astellas is publicly traded on the Tokyo Stock Exchange. For more information relating to Astellas, please visit www.Astellas.com. For more information about Astellas’ proposal to acquire the Company, including the Offer, please visit www.oncologyleader.com.

10. Source and Amount of Funds.

Purchaser estimates that approximately $3.56 billion would be required to acquire all of the Company’s presently outstanding Shares, to pay for all outstanding options, restricted stock units and stock appreciation rights whose exercise price is less than $52.00 per share, to discharge the Company Indebtedness, as that term is defined below, and to pay fees and expenses related to the Offer and Proposed Merger. Astellas expects to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Proposed Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Astellas’ general corporate funds. Astellas had liquid assets of approximately $5.346 billion as of December 31, 2009, comprised of approximately $3.031 billion in cash and cash equivalents and approximately $2.315 billion of marketable securities (based on an exchange rate of $1 = ¥92.1 as of December 31, 2009).

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11. Background of the Offer.

Astellas regularly considers a variety of strategic transactions to enhance its business, including through acquisitions of companies, businesses, intellectual properties and other assets.

On December 16, 2008, representatives of Citi, Astellas’ financial advisor, spoke by telephone with Dr. Colin Goddard, the Company’s Chief Executive Officer, about initiating discussions with Dr. Masaki Doi, then Vice President, Business Development of Astellas.

Beginning in January 2009, Astellas and the Company initiated discussions regarding a potential acquisition of the Company by Astellas. On January 14, 2009, Dr. Doi and Dr. Kaori Maeda, then Associate Director, Business Development of Astellas, met with Dr. Goddard in San Francisco, California to discuss a potential transaction with Astellas involving a change of control of the Company.

On February 2, 2009, Mr. Masafumi Nogimori, President and CEO of Astellas, furnished Dr. Goddard with a letter containing Astellas’ non-binding indication of interest in acquiring OSI at a price between $55.00—$57.00 per share in cash. Mr. Nogimori’s letter indicated that the price range represented a 54%—60% premium to OSI’s closing share price as of January 30, 2009 as well as a substantial premium to OSI’s three month average share price. Mr. Nogimori expressed that Astellas was prepared to move expeditiously, with the goal of announcing the execution of a definitive agreement by March 31, 2009. The text of Mr. Nogimori’s letter is as follows:

February 2, 2009

VIA EMAIL AND OVERNIGHT COURIER

Colin Goddard, Ph.D.

Chief Executive Officer

OSI Pharmaceuticals, Inc.

41 Pinelawn Road

Melville, NY 11747

Dear Dr. Goddard:

We appreciate the time that you spent with my colleagues, Drs. Masaki Doi and Kaori Maeda, on January 14, 2009 in San Francisco. As Dr. Doi expressed, in evaluating the future of our industry and the strategic objectives for Astellas Pharma Inc. (“Astellas”), we have concluded that a combination of OS1 Pharmaceuticals, Inc. (“OSI” or “the Company”) with Astellas presents a very compelling proposition for our respective shareholders, employees and other important stakeholders.

We have actively followed OSI for some time and are extremely impressed with your management team, the Company’s achievement and future prospects. Specifically, we compliment OSI on its progression over the last several years from a research-focused organization to a company able to successfully develop a novel therapeutic, establish a commercial infrastructure, and create a robust pipeline. By bringing our two organizations together, our increased scale and financial strength would enable the combined company to expedite bringing additional products through development and ensure their successful commercialization. The combination would also be complementary from geographical and therapeutic area focus perspectives, leveraging your existing presence in the United States with our global footprint and accelerating our aspiration to become one of the leading players in the oncology area. We believe Astellas could serve as a platform for OSI’s future success and, as we experienced in the past, the larger combined entity would allow us to maximize the goal of discovering, developing and delivering novel medications for patients with unmet medical needs far better than each company could independently.

Astellas is a leading global pharmaceutical company formed through the merger of Yamanouchi and Fujisawa in 2005, with nearly $10 billion in revenue. We have a history of successfully developing, launching and commercializing new drugs and have a significant product pipeline. Some of our leading products include Prograf (immunosuppressant), Flomax/Harnal (BPH) and VESIcare (OAB). Since our decision to expand our capabilities to biologics and to enter into oncology area, Astellas successfully acquired Agensys in December 2007, a Santa Monica-based monoclonal antibody company specialized in oncology, and it has already become an integral part of AsteIlas global operations.

Based on publicly available information regarding the Company and our knowledge of the industry, Astellas is prepared to provide this non-binding indication of interest for the acquisition of OSI for between $55.00—$57.00 per share in cash on a fully diluted basis. This price range represents a 54%—60% premium to OSI’s closing share price as of January 30, 2009 as well as a substantial premium to OSI’s three month average share price. We believe, and expect that you will agree, that this proposal ascribes significant present value to the current success and future potential of OSI. We also believe such an offer provides a very attractive opportunity for your shareholders to realize liquidity at a substantial premium. Our proposal is not subject to any financing condition and thus delivers significant immediate value to your shareholders, with no execution risk in this very volatile market environment.

We have received approval from our Global Management Committee to submit this letter, and we have discussed this opportunity with our Board of Directors. They support our submission of this proposal and proceeding with further discussions to complete a potential transaction. Prior to executing a definitive proposal, we will need to obtain formal authorization from our Board. Given that we are financing the transaction from available cash and other available resources, there are no authorizations related to financing that need to be secured.

Given Astellas’s familiarity with the industry and your company, we are prepared to move expeditiously, on an exclusive basis, towards announcing a successful execution of a definitive agreement by March 31, 2009. The transaction would, of course, be subject to the satisfactory completion of a due diligence review, negotiation of definitive deal documents, Board approvals and standard regulatory approvals. If you agree, we could start the due diligence review immediately after the execution of the enclosed mutual non-disclosure agreement.

We have engaged Citigroup Global Markets, Inc., Ernst & Young LLP, and Morrison & Foerster LLP as our external financial, accounting and legal advisors, respectively, to assist us with this transaction. Each of these organizations has significant expertise in executing cross-border M&A transactions and will help ensure the successful completion of the proposed transaction.

We are pleased to provide this non-binding proposal to demonstrate our interest in pursuing a strategic transaction between OSI and Astellas. This letter is being provided for discussion purposes only and does not constitute or create any obligation or commitment to pursue a transaction on the part of either OSI or Astellas. We have no intent to publicly disclose this letter, and would also expect you and the OSI Board to maintain this expression of interest as strictly confidential. Upon any unauthorized disclosure of this letter to any third party (other than our respective external advisors, in each case on a confidential basis), our proposal will be withdrawn in our sole discretion.

The key contacts for Astellas and Citigroup are:

[Information Redacted]

We are very enthusiastic about the potential combination of our companies. We will contact you after your receipt of this letter to discuss when we might hear back regarding your Board’s reaction to our proposal and how best to move forward.

Very truly yours,

Masafumi Nogimori

President and CEO

On February 4, 2009, representatives of Citi had telephone discussions with Bank of America/Merrill Lynch, the Company’s financial advisor, in which representatives of Citi noted Astellas’ desire for a period of exclusivity and its desire to proceed expeditiously.

On February 5, 2009, representatives of Citi spoke by telephone with Dr. Goddard. Dr. Goddard told representatives of Citi that Astellas’ indication of interest would be considered by OSI’s Board of Directors. Dr. Goddard further acknowledged Astellas’ request for a period of negotiating exclusivity and said that Dr. Goddard’s current view was that a “blow out” premium would be required in exchange for granting exclusivity and that, in his mind, the $55—57 price mentioned in Mr. Nogimori’s letter was not a “blow out” premium.

On February 5, 2009, Dr. Goddard sent a letter to Mr. Nogimori which acknowledged receipt of Astellas’ letter dated February 2, 2009 and confirmed presentation of the offer to OSI’s Board of Directors. The letter went on to detail OSI’s announcement regarding the favorable results of the phase III ATLAS study of the combination of Tarceva® and Avastin® in the first line maintenance treatment of lung cancer patients. The text of Dr. Goddard’s letter is as follows:

February 5, 2009

Via Email and Overnight Courier

Mr. Masafumi Nogimori

President and CEO

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho 2-chame

Chuo-Ku, Tokyo 103-8411

Japan

Dear Mr. Nogimori:

In follow-up to my earlier note acknowledging receipt of your letter dated February 2, 2009 with respect to Astellas Pharma’s interest in OSI Pharmaceuticals, I am writing to inform you that I have now communicated Astellas’ interest to the OSI Board of Directors. Our board has committed to a careful and thorough review of your proposal and will respond in due course.

We at OSI continue to make progress in our mission to build a premier personalized medicine company around our flagship product Tarceva. By now I am sure that you have been made aware of our Monday evening announcement regarding the favorable results of the phase III ATLAS study of the combination of Tarceva and Avastin in the first line maintenance treatment of lung cancer patients. The subsequent market reaction appears to concur with our view that this positive outcome, following on from the earlier SATURN study, substantially improves the overall regulatory and commercial prospects for Tarceva in the maintenance setting. Needless to say, these data further reinforce the confidence of our Board and management in OSI’s future prospects and success.

We at OSI are committed to handling your proposal in an appropriately confidential manner and trust that Astellas’ interest in OSI, your February 2nd letter, this response and the OSI Board’s review will remain strictly confidential.

Very truly yours,

Colin Goddard

Chief Executive Officer

On February 19, 2009, Dr. Doi and Dr. Goddard participated in a telephone call. Dr. Goddard told Dr. Doi that at a meeting of OSI’s Board of Directors on the preceding day, the Board of Directors had concluded that it was not in the best interest of OSI’s shareholders to pursue Astellas’ offer. On February 19, 2009, Dr. Goddard sent a letter to Mr. Nogimori reiterating the Board of Directors’ decision that an acquisition by Astellas was not in the best interest of OSI’s stockholders. The text of Dr. Goddard’s letter is as follows:

February 19, 2009

Via Email and Overnight Courier

Mr. Masafumi Nogimori

President and CEO

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho 2-chame

Chuo-Ku, Tokyo 103-8411

Japan

Dear Mr. Nogimori:

Thank you again for your letter of February 2nd. As indicated in my letter of February 5th our board committed to a careful and thorough review of your proposal. The Board of Directors of OSI Pharmaceuticals, with the assistance of its financial and legal advisors, has now reviewed and considered the proposal contained in your letter. Based upon this review, our Board believes that your proposal is inadequate and significantly undervalues OSI and, accordingly, is not in the best interest of OSI stockholders.

Our Board takes its fiduciary duties very seriously and remains focused on delivering value to OSI’s stockholders. Given the momentum of Tarceva sales, the positive recent clinical results on Tarceva and the strength of our research and development pipeline in oncology and diabetes, the OSI Board does not believe that pursuing your proposal will further the interests of our stockholders.

We have handled your proposal in an appropriately confidential manner and trust you will do the same.

Very truly yours,

Colin Goddard

Chief Executive Officer

On February 24, 2009, representatives of Citi spoke with Bank of America/Merrill Lynch regarding the meeting of OSI’s Board of Directors on February 18, 2009. Bank of America/Merrill Lynch reiterated the Board of Directors’ decision not to engage in discussions with Astellas regarding an acquisition at this time, and further indicated that the Board of Directors believed there was additional share price appreciation potential in the future.

On March 3, 2009, representatives of Citi spoke with Dr. Goddard regarding OSI’s response to Astellas’ offer. Dr. Goddard expressed the perspective that an offer would need to include value beyond that of Tarceva®, but he did not express a specific price.

On March 10, 2009, Mr. Nogimori sent a letter to Dr. Goddard expressing Astellas’ disappointment and requesting Dr. Goddard and OSI’s Board of Directors reconsider engaging in discussions with Astellas or providing Astellas with non-public information which could highlight incremental value and enable Astellas to reach an accurate valuation. The text of Mr. Nogimori’ letter is as follows:

March 10, 2009

VIA EMAIL AND OVERNIGHT COURIER

Colin Goddard, Ph.D.

Chief Executive Officer

OSI Pharmaceuticals, Inc.

41 Pinelawn Road

Melville, NY 11747

Dear Dr. Goddard:

I am writing to acknowledge receipt of your letter dated February 19, 2009, rejecting Astellas’ non-binding indication of interest of February 2, 2009 to acquire OSI Pharmaceuticals, Inc. (“OSI”) for between $55.00—$57.00 per share in cash, as well as subsequent conversations held between our financial advisors and you and your financial advisors, confirming OSI’s decision.

Our proposal represents substantial immediate value for your shareholders at multiples of earnings that are amongst the highest in the industry. Further, our proposal is a significant premium to your current stock price, historical stock price over the last several years and the median of research analyst price targets.

As communicated previously, we believe that our fully financed proposal based on publicly available information ascribes significant present value to both the current success and future potential of OSI. Accordingly, we believe this proposal is a compelling opportunity with no execution risk for your shareholders.

We were, therefore, surprised and disappointed that OSI’s Board of Directors has refused to engage in discussions with us or provide non-public information that could highlight areas of incremental value and potentially enable us to reach a more accurate valuation.

Our proposal remains subject to the satisfactory completion of a due diligence review, negotiation of definitive deal documents, our Board approvals and standard regulatory approvals. We remain committed to beginning our due diligence review immediately after the execution of a mutual non-disclosure agreement. We recognize the demands that a diligence process typically places on a management team and we are prepared to work with our external advisors to expeditiously complete the process. We continue to be excited about the possibility of bringing our two organizations together and we hope that you and your Board will reconsider your position. We stand ready to meet with you and your advisors to discuss how best to proceed.

Very truly yours,

Masafumi Nogimori

President and CEO

On April 18, 2009, Dr. Doi met with Mr. Ken Lee, a member of OSI’s Board of Directors, in Raleigh Durham, North Carolina. Dr. Doi mentioned Astellas’ desire to begin negotiations on an exclusive basis and to conduct due diligence. Mr. Lee stated that while OSI was not for sale, he believed Dr. Goddard was open to continuing dialogue.

On April 22, 2009, Dr. Doi sent Dr. Goddard an email requesting a face-to-face meeting. On April 23, 2009, Dr. Goddard responded to Dr. Doi with an email which stated that OSI saw no reason to engage in a formal dialog with Astellas since OSI was not “for sale.” The text of Dr. Doi’s and Dr. Goddard’s emails are as follows:

Dear Dr. Goddard:

It has been a while since we last communicated. I recently had a chance to meet Mr. Kenneth Lee, who has been a long-term friend of mine, and is one of the Board Members of OSI Pharmaceuticals (“OSI”), and discussed the current status of dialogue between Astellas and OSI.

Ken strongly recommended that I should meet with you face-to-face first to know each other more in person, second to mutually learn more about the agenda and goals of each other’s companies, and finally to exchange perspective if there could be any ways to align the agenda/goals of both sides in a mutually beneficial manner. Ken suggested, and I agreed, that such discussion at this timing won’t work against fiduciary duty of you and the Board of OSI. On top of that, I would personally like to entertain with you a chance to discuss scientific aspect of both company’s projects, which I had missed so long.

If you agree and allow me to express my preference, I would like to set such meeting sometime next week since, in our side, Japanese Golden week holiday season sets in, when all our business activities will be halted. I would like to expect a meeting for a couple of hours and be flexible any date and time on the week of April 27th. Please let me know if it all works for you.

Best regards,

Masaki Doi, Ph.D.

Vice President, Business Development

Corporate Executive

Astellas Pharma Inc.

Dear Masaki,

Thanks for your email.

As you will, I think, have concluded from our written replies to you proposals, the board at OSI sees no reason to engage in a formal dialog with Astellas at this time. Clearly, we have concluded that your proposal was unacceptable. As I mentioned to you in San Francisco, we—as an organization—are not “for sale”. We believe that we have an exciting strategic plan which provides the potential to create tremendous value for our shareholders over the next several years operating as an independent entity.

None-the-less, I am willing to meet with you informally to share our perspectives on future directions for our respective organizations. This is something we are always happy to do with major companies with a view to understanding potential areas of future compatibility. Unfortunately next week (the week of April 27th) will be quite difficult for me. Perhaps you could suggest some alternative dates when you are next in the U.S. after the Golden Week holiday season?

Please let me know what dates may work for you and I will have my assistant contact you to confirm arrangements.

Best Wishes,

Colin Goddard, Ph.D.

Chief Executive,

OSI Pharmaceuticals, Inc.

On May 12, 2009, Dr. Doi and Dr. Maeda met with Mr. David W. Ghesquiere, Vice President, Corporate & Business Development of OSI and Dr. Goddard at OSI’s headquarters. Mr. Ghesquiere discussed certain projects of OSI with Dr. Doi and Dr. Maeda. During a separate meeting that day between Dr. Goddard and Dr. Doi, Dr. Goddard reiterated to Dr. Doi that OSI was not “for sale” and said that he believed OSI would realize its intrinsic value within two years.

On May 19, 2009, representatives of Citi had a telephone call with Dr. Goddard. Dr. Goddard conveyed that OSI’s share price was currently too low to entertain sale discussions. OSI’s closing share price on May 19, 2009 was $33.51.

On June 15, 2009, Dr. Doi sent a letter to Dr. Goddard discussing OSI’s 17% per share stock price decrease since March 10, 2009 in comparison to the related biotechnology index which was up 21% during the same period. Dr. Doi’s letter communicated that despite OSI’s lack of performance in the market, Astellas was still prepared to work towards a negotiated transaction at the proposed price range of $55.00 – $57.00. The text of Dr. Doi’s letter is as follows:

June 15, 2009

VIA EMAIL AND OVERNIGHT COURIER

Colin Goddard, Ph.D.

Chief Executive Officer

OSI Pharmaceuticals, Inc.

41 Pinelawn Road

Melville, NY 11747

Dear Dr. Goddard:

We appreciate the time that you and Ken Lee have provided to Astellas in recent weeks. As I informed you at our meeting, our conversations with members of OSI Pharmaceuticals, Inc.’s management team and Board of Directors have reinforced our interest in OSI. We remain enthusiastic about the potential of bringing our two businesses together, and our interest stated in our February 2, 2009 and March 10, 2009 letters to OSI remains unchanged.

We have watched the performance of OSI’s stock since our last written communication on March 10, 2009 and awaited full release of the SATURN and ATLAS data. During this time, OSI’s shares have traded down 17% while the related biotechnology index is up 21%. Despite the market’s seeming lack of appreciation for the value of the Tarceva data presented at ASCO, we want you to know that we continue to stand ready to begin discussions towards a negotiated transaction at the proposed price range of $55.00 – $57.00 and on the same conditions previously stated, if that is of interest to you and your Board.

We would be pleased to meet with you and your Chairman, or your representatives, to discuss our proposal. We believe can begin and complete confirmatory due diligence and the negotiation of definitive transaction documentation in an expeditious and non-disruptive manner if OSI is willing to do so.

We hope that you and your Board of Directors will take this opportunity to reconsider our proposal. We have great respect for your organization and would expect to combine the strengths and competencies of OSI’s employees into our company.

We look forward to working with you, your Board, and the OSI management team to complete a negotiated transaction and we are prepared to commit all necessary resources to do so.

Very truly yours,

Masaki Doi, Ph.D.

Corporate Executive,

Vice President, Business Development

During a telephone call between Dr. Doi and Dr. Goddard on July 1, 2009, Dr. Doi noted that OSI’s stock price had declined from approximately $37.89 per share on January 14, 2009 (when Dr. Doi had first informed Dr. Goddard of Astellas’ interest in OSI) to approximately $27.90 on July 1, 2009. Dr. Goddard stated his belief that the share price would recover and that the price decline related to the global recession and efforts at U.S. healthcare reform as opposed to specific considerations relating to OSI’s performance. Dr. Goddard also stated that OSI’s Board of Directors reviews the Company’s strategic goals and alternatives on a regular and continuing basis.

In an exchange of emails dated December 22, 2009 and December 23, 2009, Dr. Doi informed Dr. Goddard that Mr. Chihiro Yokota, Vice President, Licensing & Alliances of Astellas, would be assuming Dr. Doi’s responsibilities insofar as they related to any potential transaction between Astellas and OSI. Dr. Goddard suggested that Mr. Yokota contact Dr. Ankar Lundemose, OSI’s Executive Vice President of Corporate Development and Strategic Planning.

On January 13, 2010, Mr. Yokota, Dr. Maeda and Dr. Lundemose met in San Francisco, California. Mr. Yokota noted that Astellas continued to be interested in OSI. Dr. Lundemose indicated that OSI would not pursue discussions of any acquisition proposal in the $55 – 57 per share price range that Astellas had indicated in February 2009. Dr. Lundemose said that OSI considered the gap between this price range and OSI’s expectations to be too large to merit initiating negotiations.

Dr. Lundemose indicated, however, that OSI would consider alternative relationships that did not involve a 100% acquisition of OSI. On January 15, 2010, Dr. Lundemose forwarded a slide presentation to Mr. Yokota which included a proposal in which Astellas would contribute to OSI full U.S. development and commercialization rights to Astellas’ oncology portfolio including future marketed and pipeline products, and OSI would contribute to Astellas OSI’s ex-U.S. development and commercialization rights to its non-Tarceva® oncology pipeline plus newly issued OSI equity.

On January 20, 2010, representatives of Citi had a telephone call with Dr. Goddard. Dr. Goddard conveyed that despite some ups and downs, the Board of Directors’ view about the value of the Company had not changed, and that OSI would not be interested in selling the Company due to the current low share price. Additionally, Dr. Goddard indicated that a collaboration similar to the one proposed by Dr. Lundemose in the slide presentation sent to Astellas on January 15, 2010, would likely not be feasible for Astellas.

On January 29, 2010, Dr. Lundemose emailed Mr. Yokota informing him that Dr. Goddard would be available to travel to Japan in the next one to two months to meet with Mr. Nogimori should Astellas still be interested in a top level interaction between the two companies. On February 3, 2010, Mr. Yokota and Dr. Lundemose participated in a telephone call during which Mr. Yokota requested a face-to-face meeting between OSI and Astellas’ CEOs during the week of February 8, 2010. Dr. Lundemose complied with this request but stated that Dr. Goddard’s position was unchanged and OSI would not entertain a proposal that was not better than last year’s proposal.

On February 12, 2010, Dr. Goddard and Mr. Nogimori met in New York, New York. At this meeting, Mr. Nogimori explained that the January 15, 2010 proposal was unacceptable to Astellas in part because it excluded Tarceva®. Mr. Nogimori told Dr. Goddard that Astellas would be willing to acquire OSI for $52.00 per Share, representing a premium of over 50% to the Company’s closing stock price on February 11, 2010 and a premium of over 55% to the Company’s average closing stock price for the three months prior to February 11, 2010 and a 23% premium to the Company’s 52 week high.

Dr. Goddard suggested that Astellas conduct an investigation of additional OSI information pursuant to a confidentiality agreement to see if an increase in Astellas’ proposal was warranted. Dr. Goddard also said that he would respond to Mr. Nogimori’s proposal in the following week.

On February 22, 2010, Mr. Nogimori received a letter from Dr. Goddard stating that the Company’s Board of Directors was not interested in undertaking a sale of the Company to Astellas at the price offered by Astellas, which it believes very significantly undervalues the Company. The letter also suggested that the Company would provide Astellas with certain non-public information regarding the Company so long as Astellas signed a Nondisclosure Agreement that, among other things, contained provisions that would prohibit Astellas from acquiring any securities of the Company or making any proposal to acquire any securities of the Company for a period of two years. The text of Dr. Goddard’s letter is as follows:

February 22, 2010

Mr. Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

2-3-1.1 Nihonbashi-Honcho

Chuo-Ku, Tokyo 103-8411

Dear Nogimori-san:

I enjoyed meeting you on Friday, February 12th and appreciated our frank and open discussions along with the opportunity to share with you our strategic thinking and the broad range of initiatives we have ongoing to enhance the value of our company for our shareholders. Following our meeting, I briefed my Board of Directors on our discussions, including the $52 per share price at which you said Astellas would be interested in acquiring our Company.

As I had suggested at our meeting, our Board is not interested in undertaking a sale of OSI at that price, which we believe very significantly undervalues our Company. However, I can confirm that we are prepared to provide: you with certain non-public information regarding the Company, which is fundamental to our view of the value of OSI Pharmaceuticals, Inasmuch as this information is confidential, our willingness to make it available to your team is subject to your execution of a Nondisclosure Agreement and we have taken the liberty of attaching the form hereto.

We have handled our discussions in an appropriately confidential manner and trust you will do the same.

Very truly yours,

Colin Goddard

On March 1, 2010, Astellas issued a press release announcing that it would commence the tender offer that is the subject of this Offer to Purchase.

On March 2, 2010, Astellas and Purchaser commenced the Offer.

12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company.

In addition to the Offer, we currently intend to nominate, and solicit proxies for the election of, a slate of nominees for election at the Company’s 2010 annual meeting pursuant to a proxy solicitation (the “Proxy Solicitation”). We reserve the right, however, at any time to determine not to commence the Proxy Solicitation (or to terminate the Proxy Solicitation or launch a different proxy solicitation) if we determine it to be in our best interests to do so or if we determine that the Proxy Solicitation is unnecessary, including, if we so determine, if the Company’s Board of Directors has taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied.

Whether or not we propose a merger or other similar business combination with the Company and whether or not our nominees are elected at the Company’s annual meeting, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board of Directors. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the Company’s Board of Directors resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Company’s Board of Directors. We reserve the right to seek the removal without cause of any or all of the Company’s directors and to seek to call a special meeting of the Company’s stockholders in order to act on proposals to be determined.

This Offer to Purchase is not intended to and does not constitute (i) a solicitation of a proxy, consent or authorization for or with respect to the annual meeting or any special meeting of the Company’s stockholders or (ii) a solicitation of a consent or authorization in the absence of any such meeting. Any such solicitation which Astellas and/or its affiliates may make will be made only pursuant to proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Proposed Merger. If the Offer is consummated, Astellas intends, as soon as practicable after consummation of the Offer, to cause the Company to consummate the Proposed Merger. Pursuant to the Proposed Merger, each Share outstanding immediately prior to the effective time of the Proposed Merger (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of the Company, and any Shares held by the Company’s stockholders who have perfected their appraisal rights) would be converted into the right to receive cash in an amount equal to the highest price per share paid by Purchaser pursuant to the Offer, without interest (and less applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be an indirect wholly-owned subsidiary of Astellas.

Effect on Company Indebtedness. If we become the owner of stock of the Company representing 50% or more of the voting power of all of the Company’s Common Stock, including as a result of our offer (a “Triggering Event”), the holders of the Company’s 3-1/4% Convertible Senior Subordinated Notes due 2023 (the “2023 Notes”), 2% Convertible Series Subordinated Notes due 2025 (the “2025 Notes”) and 3% Convertible Senior Subordinated Notes due 2038 (the “2038 Notes”) (such Notes collectively “Company Indebtedness”) will have the right to require the Company to repurchase all or any portion of the principal amount of Company Indebtedness that is equal to $1,000 or integral multiples thereof (provided, no single security representing Company Indebtedness may be repurchased in part unless the portion of the security remaining outstanding after such repurchase is equal to $1,000 or integral multiples thereof). The repurchase price for any such repurchase would be 100% of the principal amount of Company Indebtedness to be repurchased plus accrued but unpaid interest. The Company has the option of paying the repurchase price of the 2023 Notes by delivering shares of Common Stock or a combination of cash and shares of Common Stock.

Our Offer will not affect the rights of the holders of the 2023 Notes to convert the 2023 Notes into shares of Common Stock as those rights are described in the indenture governing the 2023 Notes. If Astellas becomes the beneficial owner of 50% or more of the Company’s voting stock, whether as a result of the Offer or otherwise, then a Fundamental Change (as such term is defined in the indenture governing the 2025 Notes (the “2025 Indenture”) and in the indenture governing the 2038 Notes (the “2038 Indenture”) shall be deemed to have occurred. Upon the occurrence of such a Fundamental Change, the holders of the 2025 Notes will have the right, during the period specified in the 2025 Indenture, to convert their Notes into Common Stock at the conversion rate specified in the 2025 Indenture. Upon the occurrence of such a Fundamental Change, the holders of the 2038 Notes shall have the right, during the period specified in the 2038 indenture, to convert the 2038 Notes into Common Stock at the conversion rate specified in the 2038 Indenture as adjusted by a “make whole” as described in the 2038 Indenture.

We believe that there is currently approximately $335.5 million principal amount of Company Indebtedness outstanding. Notwithstanding the possible effects of the Company Indebtedness, Purchaser intends to consummate the Offer if all of the conditions to the Offer are met.

Other Plans. In connection with the Offer, Astellas and Purchaser have reviewed, and will continue to review on the basis of publicly available information, various possible business strategies that they might consider if Purchaser acquires control of the Company. In addition, if and to the extent that Purchaser acquires control of the Company or otherwise obtains access to the books and records of the Company, Purchaser intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company’s business, facility locations, assets, corporate structure, marketing strategies, capitalization, management, Board of Directors and dividend policy.

Except as indicated in this Offer to Purchase, Purchaser does not have any current plans or proposals which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, (iv) any change in the current Board of Directors or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity security of the Company being de-listed from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Company Board of Directors and Stockholder Approval. The timing and details of the consummation of the Offer and the Proposed Merger depend on a variety of factors and legal requirements, the number of Shares (if any) acquired by Purchaser pursuant to the Offer, and most importantly, actions of the Company’s Board of Directors. In general (other than with respect to short-form mergers, described below), under the DGCL, the approval of both the stockholders and the board of directors of a corporation is required to effect a merger of that corporation with or into another corporation. Except in the case of a short-form merger, the Proposed Merger can only be effected with the approval of the Company’s Board of Directors and the affirmative vote of the holders of at least a majority of the outstanding shares. If the Offer is consummated, Purchaser will own Shares representing at least a majority of the outstanding shares of Common Stock after consummation of the Offer, and will have the voting power necessary to assure approval of the Proposed Merger by the Company’s stockholders if the Proposed Merger is approved by the Company’s Board of Directors.

If Purchaser consummates the Offer, Purchaser will seek to have the Company consummate the Proposed Merger as soon as practicable. Unless the Proposed Merger is a short-form merger, the Proposed Merger will have to be approved by the Company’s Board of Directors, and the Proposed Merger could be delayed (or the Proposed Merger might not be consummated) if the Company’s Board of Directors refuses to negotiate and approve a merger agreement.

Although Astellas and Purchaser currently intend to propose the Proposed Merger on the terms described in this Offer to Purchase, if the Company’s Board of Directors refuses to negotiate and approve a merger agreement, it is possible that, as a result of substantial delays in Astellas’ and Purchaser’s ability to effect such a transaction, actions the Company may take in response to the Offer, information Astellas and Purchaser obtain hereafter, changes in general economic or market conditions or in the business of the Company or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms, and accordingly, under such circumstances, there can be no assurance that the Proposed Merger or another merger or business combination between the Company, Astellas and Purchaser will occur (and if so, what the timing of such a transaction would be).

Short–Form Merger. Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such subsidiary corporation (a “short-form merger”). If Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (where the conditions in “The Offer—Section 14—Conditions of the Offer”, including the Section 203 Condition and the HSR Condition, have been satisfied), Purchaser will be able to effect the Proposed Merger without a vote of the Company’s stockholders. Undertaking a short-form merger generally will permit stockholders receiving consideration pursuant to the Proposed Merger to receive such consideration more promptly than in a merger in which a stockholder vote is required (assuming all other conditions have already been satisfied or waived).

Statutory Requirements. Under the DGCL and the Company’s Amended and Restated Certificate of Incorporation, if the Section 203 Condition is satisfied, a merger of the Company would require the approval of the Company’s Board of Directors and the holders of a majority of the outstanding shares of capital stock of the Company. Absent satisfaction of the Section 203 Condition, Section 203 could significantly delay our ability to acquire the entire equity interest in the Company. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time in which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board of Directors approves the Offer and the Proposed Merger or (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the Company).

Purchaser reserves the right to waive the Section 203 Condition, although there can be no assurance that it will do so, and Purchaser has not determined whether it would be willing to do so under any circumstances. If Purchaser waives such condition and purchases Shares pursuant to the Offer or otherwise and Section 203 is applicable, Purchaser may nevertheless seek to consummate a merger or other business combination with the

Company. Purchaser believes it would be able to cause the consummation of such a merger or other business combination if Purchaser owns a majority of the outstanding Shares and (i) such merger or other business combination is approved by the Company’s Board of Directors and authorized at an annual or special meeting of stockholders of the Company, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares of capital stock of the Company not owned by Astellas and Purchaser or their affiliates and associates; or (ii) such merger or other business combination occurs after the expiration of three years following the time Purchaser became an interested stockholder.

On the other hand, if Purchaser waives the Section 203 Condition and purchases Shares pursuant to the Offer or otherwise and is prevented by Section 203 from consummating a merger or other business combination with the Company, Astellas and Purchaser may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by the Company. Purchaser has not determined whether it would take any of the actions described above under such circumstances.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if a merger involving the Company is consummated, stockholders of the Company at the time of the Proposed Merger who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with the requirements of Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such shares of Common Stock collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of Common Stock of such stockholder, together with the associated Rights, will be converted into the right to receive the price per share paid in the Proposed Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

“Going-Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going—private” transactions and may, under certain circumstances, be applicable to the Proposed Merger. Purchaser does not believe that Rule 13e-3 will be applicable to the Proposed Merger unless the Proposed Merger is consummated more than one year after the termination of the Offer. However, in the event that Purchaser is deemed to have acquired control of the Company pursuant to the Offer and if the Proposed Merger is consummated more than one year after the completion of the Offer, or an alternative transaction is effected whereby stockholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Proposed Merger or alternative transaction and the consideration offered to minority stockholders in the Proposed Merger or alternative transaction be filed with the SEC and distributed to minority stockholders before the consummation of any such transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company’s being able to terminate its

Exchange Act registration. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” for more information. If such registration were terminated, Rule 13e-3 would be inapplicable to any future merger or alternative transaction.

Other. Purchaser reserves the right to purchase, following the consummation or termination of the Offer, additional Shares in the open market, in privately negotiated transactions, in another tender offer or exchange offer or otherwise. In addition, in the event that Purchaser consummates the Offer and decides not to pursue the Proposed Merger, Purchaser will evaluate its other alternatives. Such alternatives could include proposing a merger on terms other than those of the Proposed Merger, purchasing additional Shares in the open market, in privately negotiated transactions, in another tender offer or exchange offer or otherwise, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater or less than the price to be paid for Shares in the Offer and could be for cash or other consideration. Alternatively, Purchaser or any of its affiliates may sell or otherwise dispose of any or all Shares acquired in the Offer or otherwise. Each such transaction may be effected on terms and at prices then determined by Purchaser or the applicable affiliate, which may vary from the terms and price in the Offer.

13. Dividends and Distributions.

The Company has not paid any dividends in the past two years. If, on or after the date of this Offer to Purchase, the Company should (i) split, combine, reclassify or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares, (iii) issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee stock options outstanding as of such date or of indentures mandating the issuance of Shares as of such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or (iv) disclose that it has taken such action (which disclosure had not been previously made prior the date of this Offer to Purchase), then, without prejudice to our rights under “The Offer—Section 14—Conditions of the Offer”, Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate, including, without limitation, the number or type of securities to be purchased.

If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights under “The Offer—Section 14—Conditions of the Offer”, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, issuance or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

14. Conditions of the Offer.

The Offer is conditioned upon the following:

The Minimum Condition. Consummation of the Offer is conditioned upon there having been validly tendered and not properly withdrawn at least the number of Shares, which, together with the Shares then owned by Astellas and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares then outstanding calculated on a fully-diluted basis (taking into account, without limitation, all Shares issuable upon the exercise of any options, warrants, convertible securities or rights or pursuant to other contractual obligations) on the date of the purchase of Shares pursuant to the Offer. We refer to this condition in this Offer to Purchase as the “Minimum Condition”.

Based on the Company Form 10-K, we believe there are 72,878,139 shares of Common Stock outstanding on a fully-diluted basis, including the 1,000 shares of Common Stock owned by Astellas. Such number of shares consists of (i) 58,309,364 shares of Common Stock issued and outstanding as of February 15, 2010, (ii) options outstanding as of December 31, 2009 with respect to 6,239,000 shares of the Company’s Common Stock, (iii) 1,208,887 shares of Common Stock issuable upon the conversion of the $60.450 million outstanding face amount of the Company’s 2023 Notes, (iv) 3,908,241 shares of Common Stock issuable upon the conversion of the $115 million outstanding face amount of the Company’s 2025 Notes, and (v) 3,212,648 shares of Common Stock issuable on conversion of the $160 million outstanding face amount of the Company’s 2038 Notes.

Astellas currently beneficially owns 1,000 Shares, which were acquired by purchases in the public markets on February 18, 2010 at an average price of $37.05 per share. Such Shares are held beneficially by Astellas US Holding, Inc. Accordingly, and subject to the foregoing, if 72,878,139 Shares are outstanding on a fully-diluted basis (inclusive of the Shares beneficially owned by Astellas) and if 36,438,071 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Condition would be satisfied.

The Rights Condition. Consummation of the Offer is conditioned upon the Company’s Board of Directors having redeemed the Rights, or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the “Rights Condition”).

The terms of the Rights are set forth in the Rights Agreement dated September 27, 2000 by and between the Company and Bank of New York, attached as an exhibit to the Company’s Form 8-A filed with the SEC on September 27, 2000 (such Rights Agreement, as so amended, the “Rights Agreement”). On September 27, 2000, the Company’s Board of Directors declared a dividend of one Right for each outstanding Share held by stockholders of record as of September 27, 2000. The Rights also attach to new Shares issued after September 27, 2000. These Rights entitle the holder to buy one one-thousandth of a share of the Company’s Series SRPA Junior Participating Preferred Stock upon a triggering event as discussed below.

Upon the actual acquisition of 17.5% or more of the Company’s outstanding Common Stock by a person or group, the rights held by all holders other than the acquiring person or group will be modified automatically to be rights to purchase shares of Common Stock (instead of rights to purchase preferred stock) at 50% of the then-market value of such Common Stock. Furthermore, such holders will have the further right to purchase shares of Common Stock at the same discount if the Company merges with, or sells 50% or more of assets or earning power to, the acquiring person or group or any person acting for or with the acquiring person or group. If the transaction takes the form of a merger of the Company into another corporation, these holders will have the right to acquire at the same percentage discount shares of common stock of the acquiring person or other ultimate parent of such merger party.

The Company’s Board of Directors can redeem the Rights at any time before (but not after) a person has acquired 17.5% or more of the Common Stock, with certain exceptions. The Rights will expire on August 31, 2010 if not redeemed prior to such date.

Based on information made publicly available by the Company, Purchaser believes that, as of the date of this Offer to Purchase, the Rights are not exercisable, Rights Certificates have not been issued and the Rights are evidenced by the Share Certificates. Purchaser believes that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger.

The Section 203 Condition. Consummation of the Offer is conditioned upon the Company’s Board of Directors having approved the Offer and the Proposed Merger such that, or Purchaser otherwise being satisfied in its reasonable discretion that, the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL are inapplicable to the Offer and the Proposed Merger (the “Section 203 Condition”).

In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time in which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/ 3% of the outstanding voting stock not owned by the interested stockholder. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

The Tarceva® Condition. Consummation of the Offer is conditioned on the Company not having directly or indirectly sold, licensed or otherwise transferred or encumbered in whole or in part (and not having agreed directly or indirectly to sell, license or otherwise transfer or encumber in whole or in part) any rights or assets relating to or in connection with Tarceva®, other than as provided in, and only to the extent, if any, required by, agreements to which the Company is a party and which have been filed by the Company with the SEC on or prior to February 26, 2010.

The HSR Condition. Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions, such as the Offer and the Proposed Merger, may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Consummation of the Offer is conditioned upon the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Condition”). See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals”.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), pay for, and we may terminate or amend the Offer, if, at or before the Expiration Date, any of the Minimum Condition, the Rights Condition, the Section 203 Condition, the Tarceva® Condition or the HSR Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and at or prior to the expiration of the Offer, or thereafter in relation to any condition dependent upon the receipt of government approvals, any of the following events shall occur or conditions exist:

(1) there shall have been publicly announced, instituted or be pending, or the Company shall have received written notice of a person’s intent to commence, any litigation, suit, claim, action, proceeding or investigation by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any national, supranational, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), (a) challenging or seeking to, or which in our reasonable judgment is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, to restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our affiliates or the consummation by us or any of our subsidiaries or affiliates of the Proposed Merger or any other business combination involving the Company, (b) seeking to obtain material damages in connection with the Offer or the Proposed Merger or any other business combination involving the Company, (c) seeking to, or which in our reasonable judgment is reasonably likely to, restrain, prohibit or limit the ownership or operation by the Company, Astellas or any of their subsidiaries or affiliates of all or any portion of our business or assets or that of the Company, Astellas or any of their subsidiaries or affiliates or to compel the Company, Astellas or any of their subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company, Astellas or any of their subsidiaries or affiliates, (d) seeking to, or which in our reasonable judgment is reasonably likely to, impose or confirm limitations on the ability of Astellas, Purchaser or any other affiliate of Astellas effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to, or which in our reasonable judgment is reasonable likely to, require divestiture by Astellas, Purchaser or any other affiliate of Astellas of any Shares, (f) seeking, or which in our reasonable judgment is reasonably likely to result in, any material diminution in the benefits expected to be derived by Astellas, Purchaser or any other affiliate of Astellas as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination involving the Company, (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates or (h) in the reasonable judgment of Purchaser, materially adversely affecting the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company or any of its subsidiaries; or

(2) any clearances, permits, authorizations, consents or other actions or non-actions or approvals of any U.S. or non-U.S. Governmental Authority, other than in connection with the HSR Condition, or any third party shall not have been obtained, or any applicable waiting periods for any of the foregoing shall not have expired; or

(3) there shall have been any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Astellas, the Company or any subsidiary or affiliate of Astellas or the Company or (ii) the Offer or the Proposed Merger or any other business combination by Astellas or any other affiliate of Astellas with the Company, by any U.S. or non-U.S. Governmental Authority with appropriate jurisdiction other than the routine application of the waiting period provisions of the HSR Act or of any applicable foreign statutes or regulations relating to competition that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (h) of paragraph (1) above; or

(4) any event, condition, circumstance, change or effect occurs (or any development involving a prospective change occurs) that, individually or in the aggregate with any other events, circumstances, changes or effects occurring after the date of this Offer to Purchase, in our reasonable judgment, is or may be materially adverse to the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company or any of its subsidiaries, or we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to us or any of our affiliates; or

(5) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ Composite Index by an amount in excess of 15%, measured from the close of business on March 1, 2010, (c) any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Japan, (e) in our reasonable judgment, any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S., Japanese or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Japan or any attack on, outbreak or act of terrorism involving the United States or Japan, (g) any limitation (whether or not mandatory) by any Governmental Authority on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof in our reasonable judgment; or

(6)(a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including, without limitation, the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including, without limitation, the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including, without limitation, the Shares), other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this Offer to Purchase, (b) any such person or group which, on or prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC, has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company or any of its subsidiaries or (e) the Distribution Date, as such term is defined in the Rights Agreement, shall have occurred other than as a result of the commencement of this Offer; or

(7) the Company or any of its subsidiaries has (a) split, combined, reclassified or otherwise changed, or authorized or proposed the split, combination, reclassification or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities or equity interests, (c) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any Shares, shares of any other class or series of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly-disclosed terms thereof in effect on the date of this Offer to Purchase of employee stock options outstanding prior to such date or of indentures mandating the issuance of Shares prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (f) in our reasonable judgment, materially altered or proposed to alter any material term of any outstanding security or any material contract, permit or license, (g) issued or sold, or authorized or proposed the issuance or sale of, any debt securities or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions, or otherwise incurred or authorized or proposed the incurrence of any debt, (h) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets (including by license) or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not, in our reasonable judgment, in the ordinary course of business consistent with past practice, (i) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (j) acquired or authorized, recommended or proposed to acquire, any business or assets, in our reasonable judgment, material to the Company or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (k) other than in the ordinary course of business, adopted, established or entered into or amended any employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants, directors or affiliates, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to, or otherwise taken any action (including, without limitation, by any resolution or other action of the Board of Directors of the Company or any of its subsidiaries or any committee thereof) to provide for acceleration of any awards under any agreements, arrangements or plans affecting one or more employees, consultants, directors or affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger or any other business combination with the Company, or we shall have become aware of any such action which has not been disclosed in filings made with the SEC prior to the date of this Offer to Purchase, (l) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or we shall have become aware of any such action which was not previously disclosed in filings made with the SEC, (m) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (n) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed in filings made with the SEC prior to the date of this Offer to Purchase; or

(8) we or any of our affiliates become aware (a) that, in our reasonable judgment, any material contractual right of the Company or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been or will be accelerated or has otherwise become or will become due or become or will become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of the Proposed Merger or any other business combination involving the Company (other than a Triggering Event under the Company Indebtedness as a result of the consummation of the Offer), (b) of any covenant, term or condition in any instrument, license, franchise or agreement of the Company or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of the Proposed Merger or any other business combination involving the Company) other than a Triggering Event under the Company Indebtedness as a result of the consummation of the Offer or (c) that any report, document, instrument, financial statement or schedule of the Company filed with the SEC contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; or

(9) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or we or any of our affiliates and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(10) the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

The foregoing conditions are for the sole benefit of Astellas, Purchaser and their affiliates and, subject to the Offer remaining open for a prescribed period of time following the waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Astellas or Purchaser in their sole discretion in whole or in part at any time or from time to time before the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of government approvals). The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. To the extent permitted by the rules and regulations of the SEC, which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), each such right shall be deemed an ongoing right which may be asserted at any time or from time to time before the Expiration Date.

15. Certain Legal Matters; Regulatory Approvals.

General. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the SEC and other publicly available information regarding the Company, Purchaser is not aware of any governmental or regulatory licenses or permits that would be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein, or, except to the extent required by any foreign regulatory authorities, any filings, approvals or other actions by or with any domestic, foreign or supranational Governmental Authority that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company’s subsidiaries) by Purchaser pursuant to the Offer as contemplated herein.

Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company’s business, or that certain parts of the Company’s, Astellas’ or Purchaser’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. Purchaser’s obligation to purchase and pay for Shares is subject to certain conditions which may be applicable under such circumstances. See “Introduction” and “The Offer—Section 14—Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme

Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Purchaser does not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In any such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer, subject to any applicable provisions of the Exchange Act, including Rule 14e-1(c). See “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” and “The Offer—Section 14—Conditions of the Offer” for more information.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Department of Justice (“DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the HSR requirements, we plan to file a Notification and Report Form with respect to the Offer with the DOJ and the FTC as promptly as possible after the date hereof and to provide written notice to the Company that we are doing so. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 days following our HSR filing, unless such 15th day falls on a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before this initial waiting period has expired, the DOJ or the FTC may extend the waiting period by requesting additional information and documentary material relevant to the Offer from Astellas, as well as from the Company. If such a request is made to Astellas, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Astellas’ (but not also the Company’s) substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or by Astellas’ voluntary agreement. As permitted under the HSR Act, Astellas expects to request early termination of the initial waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “Introduction” and “The Offer—Section 14—Conditions of the Offer”. Subject to certain circumstances described in “The Offer—Section 4—Withdrawal Rights”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC may take such action under the antitrust laws as it deems necessary or desirable to preserve competition, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking divestiture of the Shares so acquired or divestiture of certain of Astellas’ or the Company’s assets. Private parties and individual states may also bring legal actions under the antitrust laws to enjoin consummation of the Offer. We do not believe that consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a governmental or private challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 14—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

In addition to our filing under the HSR Act with the DOJ and FTC, no assurance can be given whether any requisite consents or approvals will be required from foreign competition authorities or, if required, will be received prior to the Expiration Date. Shares will not be accepted for payment or paid for pursuant to the Offer until the receipt of such approvals or consents or the expiration or earlier termination of any applicable waiting period under foreign competition laws. See “The Offer—Section 14—Conditions of the Offer”.

Litigation. On March 1, 2010, Astellas US Holding, Inc. filed a lawsuit in the Delaware Court of Chancery against the Company and each of the members of the Company’s Board of Directors. Astellas US Holding, Inc. seeks (i) declaratory and injunctive relief to prevent adoption or maintenance of any defensive measures against the Offer (such as the Rights Agreement and Section 203) which effectively preclude the Company’s stockholders from tendering their Shares pursuant to the Offer, and (ii) a declaration that the Company’s Board of Directors breached its fiduciary duties by unreasonably refusing to negotiate with Astellas regarding an acquisition of the Company.

Other. Based upon our examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries may conduct business in foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries (including competition laws as discussed above) may require the filing of information with, or the obtaining of the approval of, Governmental Authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or Governmental Authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14—Conditions of the Offer”.

16. Fees and Expenses.

Citi is acting as our financial advisor in connection with our proposal to acquire the Company and Citi is acting as Dealer Manager in connection with the Offer. In connection with its role as Dealer Manager, Astellas and Purchaser have agreed to indemnify Citi and related parties against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws and to pay Citi’s reasonable expenses. In the ordinary course of its business Citi may actively trade or hold securities or loans of Astellas or the Company for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short provisions in these securities or loans. As part of Citi’s services as Dealer Manager, Citi may contact holders of Shares by mail, telephone, electronic communications and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners.

We have retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer to holders of Shares resident in the United States. The Information Agent may contact holders of Shares by mail, telephone, electronic communication and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with their services, including certain liabilities under the U.S. federal securities laws.

Neither Astellas nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Astellas, Astellas US Holding, Inc. and Purchaser). Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any valid statute. If Purchaser becomes aware of any valid statute or judicial or administrative ruling prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or judicial or administrative ruling. If, after such good faith effort Purchaser cannot comply with any such statute or judicial or administrative ruling, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Astellas, Astellas US Holding, Inc. or Purchaser not contained in this Offer to Purchase and any amendments thereto or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Astellas, Astellas US Holding, Inc. and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 8—Certain Information Concerning the Company” of this Offer to Purchase.

SOLICITATION OF PROXIES OR CONSENTS

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any matter to be considered at any meeting of the Company’s stockholders. In addition, neither this Offer to Purchase nor the Offer constitutes a solicitation of consents from the Company’s stockholders. Any solicitation will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Exchange Act.

RUBY ACQUISITION, INC.

March 2, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ASTELLAS, ASTELLAS US

HOLDING, INC. AND PURCHASER

None of Purchaser, Astellas US Holding, Inc., Astellas, or any of the persons listed on Schedule I hereto, has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS OF ASTELLAS

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Astellas are set forth below. Unless otherwise indicated, the business address of each director and officer is care of Astellas Pharma Inc., 3-11 Nihonbashi-Honcho, 2-chome, Chuo-ku, Tokyo 103-8411, Japan. Unless otherwise indicated, each occupation set forth under an individual’s name refers to employment with Astellas. All directors and officers listed below are citizens of Japan.

Yasuo Ishii

Representative Director, Executive Vice President and Chief Sales & Marketing Officer

Mr. Ishii has served as a Representative Director and Executive Vice President since June 2008 and as Chief Sales & Marketing Officer since April 2008. From April 2005 through March 2008, Mr. Ishii served as Chairman and Chief Executive Officer of Astellas Pharma Europe Ltd., a wholly-owned subsidiary of Astellas (“APEL”). From June 2004 through March 2005, Mr. Ishii was Corporate Senior Vice President of Yamanouchi Pharmaceutical Co., Ltd. (“Yamanouchi”), one of the two companies that consolidated to form Astellas in April 2005.

Masafumi Nogimori

Representative Director, President and Chief Executive Officer

Mr. Nogimori has served as a Representative Director since April 2005. In addition, he has served as President and Chief Executive Officer since June 2006. From April 2005 to June 2006, Mr. Nogimori served as Executive Vice President. From June 2004 through March 2005, Mr. Nogimori served as Corporate Executive, Vice President, Global Strategy of Fujisawa Pharmaceutical Co., Ltd. (“Fujisawa”), one of the two companies that consolidated to form Astellas in April 2005. Mr. Nogimori served on the board of directors of Fujisawa from June 2003 until March 2005.

Toichi Takenaka, Ph.D.

Representative Director, Chairman of the Board

Dr. Takenaka has served as Chairman of the Board since June 2008 and has been a Representative Director since April 2005. Prior to his current term, Dr. Takenaka served as Co-Chairman of the Board from June 2006 to June 2008. From April 2005 to June 2006, Dr. Takenaka served as President and Chief Executive Officer. From April 2000 through March 2005, Dr. Takenaka served as President and Chief Executive Officer and a Representative Director of Yamanouchi. Dr. Takenaka also currently serves on the board of directors of Rational Drug Design Laboratories.

Takako Ebata

Outside Director

Ms. Ebata has served as an Outside Director since June 2006. Ms. Ebata is the chair of the Tokyo No. 10, Metropolitan Headquarters Chief Branch of The Democratic Party of Japan and has been the member of the Japanese House of Representatives since September 2009. Ms. Ebata has held this position since January 2008. From April 2007 through November 2007, she served as Project Associate Professor in the Public Relations Department of The University of Tokyo, located at Koyo Building, 301, 2-18-2 Ikebukuro, Toshima-ku, Tokyo 171-0014, Japan. From June 2005 through March 2007, she held the same title in the Academic Planning and Coordination Department at The University of Tokyo.

Takao Saruta, M.D. Ph.D.

Outside Director

Dr. Saruta has served as an Outside Director since June 2007. Since April 2005, Dr. Saruta has been Professor Emeritus of Medicine at Keio University, located at 35 Shinanomachi, Shinjuku-ku, Tokyo 160-8582, Japan. From July 2001 through March 2005, Dr. Saruta was a Vice President at Keio University. Since April 2008, Dr. Saruta has served as Special Advisor to Saiseikai Yokohama Tobu-Hospital, located at 3-6-1, Shimosueyoshi, Tsurumi-ku, Yokohama-City, Kanagawa 230-0012 Japan. From April 2006 until March 2009, Dr. Saruta was Special Advisor to Tokyo Saiseikai Central Hospital, located at 1-4-17, Mita, Minato-ku, Tokyo 108-0073, Japan.

Yasuyuki Takai

Outside Director

Mr. Takai has served as an Outside Director since June 2009. Mr. Takai has been a Partner with Tokyo-Seiwa-Sogo since establishing the law firm in April 2006. Tokyo-Seiwa-Sogo is located at 7-10-6, Ginza, Chuo-ku, Tokyo 104-0061, Japan. In addition, Mr. Takai is a Specially Appointed Professor of Aoyama Gakuin University Law School, located at 4-4-25, Shibuya, Shibuya-ku, Tokyo 150-8366, Japan and has held this position since April 2004.

Shiro Yasutake

Outside Director

Mr. Yasutake has served as an Outside Director since June 2009. In March, 2003, Mr. Yasutake retired. Prior to retirement, Mr. Yasutake worked 37 years with Nissho Iwai Corp. (“Nissho”) and served as Nissho’s Chairman of the Board from 2002 through 2003 and President and CEO of Nissho from 1999 through 2002. Mr. Yasutake is also a former Vice Chairman of the Japan Foreign Trade Council, Inc.

Yoshihiko Hatanaka

Senior Corporate Executive, Chief Financial Officer and Chief Strategy Officer

Mr. Hatanaka has served as Senior Corporate Executive, Chief Financial Officer and Chief Strategy Officer since April 2009. From April 2006 until March 2009, Mr. Hatanaka served as a Director, Chairman, President and Chief Executive Officer of Astellas US Holding, Inc. (“AUSH”), Astellas US LLC (“AUS”) and Astellas Pharma US, Inc. (“APUS”), each of which is a wholly-owned subsidiary of Astellas. From April 2005 through March 2006, Mr. Hatanaka served as Vice President, Corporate Planning of Astellas. From April 2003 through March 2005, Mr. Hatanaka served as Senior Director, Corporate Planning of Fujisawa.

Iwaki Miyazaki

Senior Corporate Executive, Senior Vice President, Development

Mr. Miyazaki was named Senior Corporate Executive, Senior Vice President, Development in June 2008. Prior to this time Mr. Miyazaki had served as Corporate Executive, Vice President, Development since April 2008. Mr. Miyazaki served as Corporate Executive, Vice President, Quality Assurance, Regulatory Affairs and Pharmacovigilance of Astellas from April 2005 until March 2008 and held the same position with Yamanouchi from June 2004 until its consolidation into Astellas.

Yoshiro Miyokawa

Senior Corporate Executive, Chief Administrative Officer

Mr. Miyokawa was named Senior Corporate Executive, Chief Administrative Officer in June 2008. From April 2008 until June 2008, he served as Corporate Executive, Chief Administrative Officer. Prior to that, he worked in the Human Resources and Career Development groups where he served as Corporate Executive, Vice President, Human Resources from April 2007 through March 2008, and Corporate Executive, Vice President, Human Resources and Career Development from April 2006 until March 2007. From September 2005 until March 2006, he held the position of Corporate Executive, Vice President, Business Innovation. He served as Vice President of the Integration Promotion Department from April 2005 until August 2005 and was named Corporate Executive of the department in June 2005. At Yamanouchi, he served as Vice President, Merger Preparation Committee General Secretariat, Group Strategy Planning from September 2004 until March 2005 and as Vice President, Business Innovation from January 2003 until August 2004. Mr. Miyokawa also currently serves on the boards of directors of Shinwa Building Co., Ltd. (“Shinwa Building Co”) and Lotus Estate Co., Ltd., a subsidiary of Astellas (“Lotus Estate Co”).

Hitoshi Ohta

Senior Corporate Executive, Senior Vice President, Corporate Technology

Mr. Ohta has served as Senior Corporate Executive, Senior Vice President, Corporate Technology since April 2005. From April 2001 through March 2005, Mr. Ohta served as Corporate Officer, Executive Director, Manufacturing of Fujisawa. Mr. Ohta also currently serves on the board of directors of Agensys, Inc. (“Agensys”), a subsidiary of Astellas.

Shinichi Tsukamoto, Ph.D.

Senior Corporate Executive, Senior Vice President Drug Discovery Research

Dr. Tsukamoto has worked in the Drug Discovery Research department of Astellas since April 2007. Throughout his tenure in the group, Dr. Tsukamoto has held several positions including: Senior Corporate Executive, Senior Vice President since June 2009; Corporate Executive, Senior Vice President from April 2008 through June 2009; Corporate Executive, Vice President from June 2007 through March 2008; and Vice President from April 2007 through June 2007. Prior to joining the Drug Discovery Research group, Dr. Tsukamoto served as Senior Director, Corporate Planning from January 2006 through March 2007 and as Vice President, Chemistry Research Laboratories from April 2005 through December 2005. From April 2004 through March 2005, Dr. Tsukamoto served as Associate Senior Vice President, Institute for Drug Discovery Research of Yamanouchi. Dr. Tsukamoto also currently serves on the board of directors of Agensys.

Katsuro Yamada

Senior Corporate Executive, Senior Vice President, Sales & Marketing

Mr. Yamada has served as Senior Corporate Executive, Senior Vice President, Sales & Marketing since April 2008. From April 2006 through March 2008, Mr. Yamada served as Corporate Executive, Vice President, Sales Operation, Sales & Marketing. From April 2005 through March 2006, Mr. Yamada served as Corporate Executive,

Vice President, Northern Osaka Branch, Sales & Marketing. From June 2004 through March 2005, Mr. Yamada served as Corporate Executive, Vice President, Osaka Branch, Sales & Marketing of Yamanouchi, and from October 2003 through March 2005, Mr. Yamada served as Vice President, Osaka Branch, Sales & Marketing of Yamanouchi. Mr. Yamada also currently serves on the board of directors of sanofi-aventis Yamanouchi Pharmaceutical Inc. (“Yamanouchi Pharmaceutical Inc.”)

Masao Yoshida

Senior Corporate Executive, President and Chief Executive Officer, APEL

Mr. Yoshida is a Senior Corporate Executive with Astellas and has served as President and Chief Executive Officer of APEL since April 2008. Mr. Yoshida also currently serves as a Director of the following subsidiaries of Astellas: Astellas B.V., Astellas Pharma Europe Ltd. and Astellas Pharma Europe B.V. From April 2006 to March 2008, Mr. Yoshida served as Vice President, Corporate Planning and in June 2006 was named Corporate Executive. From April 2005 through March 2006, Mr. Yoshida served as President and Chief Operating Officer of APEL. Prior to this time, Mr. Yoshida served as President and Chief Executive Officer of Fujisawa GmbH (“Fujisawa GmbH”).

Masaharu Asano, Ph.D.

Corporate Executive, Senior Vice President, Quality Assurance, Regulatory Affairs and Pharmacovigilance

Dr. Asano has served as Corporate Executive, Senior Vice President, Quality Assurance, Regulatory Affairs and Pharmacovigilance since April 2008. Prior to this time, Dr. Asano served as Vice President, Project Management Development Division from April 2006 through March 2008, and was named Corporate Executive of the division in June 2006. From April 2005 through March 2006, Dr. Asano served as Vice President, Project Management, Multiple Therapeutic Areas Development, Development Division. From October 2002 through March 2005, Dr. Asano served as Director, Project Coordination Department of Yamanouchi.

Masaki Doi, Ph.D.

Corporate Executive, Business Intelligence

Dr. Doi has served as Corporate Executive, Business Intelligence since October 2009. Prior to this time, Dr. Doi served as Corporate Executive, Vice President, Business Development since June 2007. From April 2005 to June 2007, Dr. Doi served as Vice President, Business Development. From April 2003 through March 2005, Dr. Doi served as Vice President, Business Development of Yamanouchi.

Rinta Ibuki, Ph.D.

Corporate Executive, Vice President, Pharmaceutical Research & Technology Labs

Dr. Ibuki was named Corporate Executive, Vice President, Pharmaceutical Research and Technology Labs in June 2006. Prior to that time, Dr. Ibuki served as Vice President, Pharmaceutical Research and Technology Labs since April 2006. From April 2005 through March 2006, Dr. Ibuki served as Vice President, Pharmaceutical Research and Technology. From April 2001 through March 2005, Dr. Ibuki served as Associate Executive Director, Drug Discovery Research of Fujisawa. Dr. Ibuki also currently serves on the boards of directors of Astellas Tokai Co., Ltd. and Astellas Analytical Science Laboratories, Inc., each of which is a subsidiary of Astellas.

Michirou Ikeda

Corporate Executive, Vice President, External Relations

Mr. Ikeda has served as Corporate Executive, Vice President, External Relations since April 2008. Mr. Ikeda served as Corporate Officer, Vice President, General Affairs & Corporate Social Responsibility from April 2007 through March 2008; and from April 2006 though March 2007, he served as Corporate Officer, Vice President, Product

Marketing Sales & Marketing. From April 2005 through March 2006, Mr. Ikeda served as Vice President, Product Marketing, Sales & Marketing. From June 2004 through March 2005, Mr. Ikeda served as Sales and Marketing Division, Director of Ethical Products Marketing Department of Yamanouchi.

Masaru Imahori

Corporate Executive, Associate Senior Vice President, Sales & Marketing

Mr. Imahori has served as Corporate Executive, Associate Senior Vice President, Sales & Marketing since April 2008. Mr. Imahori has held several positions in the Sales & Marketing Department, including Corporate Executive, Vice President, Strategic Business Management from April 2006 until March 2008 and Associate Senior Vice President from April 2005 until March 2006. Prior to the consolidation into Astellas, Mr. Imahori served as Corporate Executive, Senior Vice President, Sales & Marketing, at Fujisawa. Mr. Imahori also currently serves on the board of directors of Yamanouchi Pharmaceutical Inc.

Toshihiko Iwata

Corporate Executive, General Manager, North-Osaka Branch

Mr. Iwata has served in Astellas’ branch offices since March 2005. Since October 2009, he has served as the Corporate Executive, General Manager, North-Osaka Branch, Sales & Marketing. From October 2007 through September 2009, Mr. Iwata served in the Chugoku Branch as the Corporate Executive, General Manager from June 2009 through September 2009 and as General Manager from October 2007 through June 2009. Prior to then, Mr. Iwata was the General Manager of the Hiroshima Branch from October 2006 through September 2007. From April 2005 through September 2006, Mr. Iwata served as Senior Director, Sales Operation, North-Osaka Branch. From October 2004 until March 2005, Mr. Iwata served as the Associate General Manager, Osaka Branch of Fujisawa.

Seigo Kashii

Corporate Executive, Director, President and Chief Executive Officer of Astellas US Holding, Inc., Astellas US LLC, Astellas Pharma US, Inc. and Purchaser

Mr. Kashii has served as a Director, Chairman, President and Chief Executive Officer of AUSH, AUS and APUS, a wholly-owned subsidiary of Astellas since April 2009. Mr. Kashii has served as Director, President and Chief Executive Officer of Purchaser since February 2010. He also serves on the boards of directors of the following subsidiaries of Astellas: APUS, Astellas Pharma Global Development, Inc. (“APGD”), Urogenix, Inc. (“Urogenix”), Agensys, Astellas Research Institute of America LLC (“Astellas Research Institute of America”) and Astellas Pharma Canada, Inc. (“Astellas Pharma Canada”). From June 2007 until March 2009, Mr. Kashii served as Corporate Executive, Vice President, Legal. Prior to that, he was Vice President, Legal from April 2006 until June 2007. From April 2005 until March 2006, he held the title of Associate Vice President, Business Development. At Fujisawa, Mr. Kashii served as Project Director from April 2004 until March 2005. Since April 2009, Mr. Kashii has served on the board of directors of PhRMA and is Vice President of New York Pharma Forum.

Shinichiro Katayanagi

Corporate Executive, Senior Vice President, Asia International

Mr. Katayanagi has served as Corporate Executive, Senior Vice President, Asia International since April 2009. From April 2008 until March 2009, Mr. Katayanagi served as Corporate Executive, Vice President, Corporate Planning. From April 2006 through March 2008, Mr. Katayanagi served as Executive Vice President and Chief Financial Officer of AUS. From April 2005 through March 2006, Mr. Katayanagi served as Associate Vice President, Corporate Planning. From April 2004 through March 2005, Mr. Katayanagi served as Director, Corporate Planning, Post Merger Integration Committee General Secretariat of Yamanouchi.

Fujio Kitamura

Corporate Executive, Vice President, General Affairs & Corporate Social Responsibility

Since April 2008, Mr. Kitamura has served as Corporate Executive, Vice President, General Affairs & Corporate Social Responsibility. Prior to that time, Mr. Kitamura served as Vice President, Eastern Tokyo Branch from April 2005 and was named Corporate Executive of the group in June 2006. At Yamanouchi, Mr. Kitamura held the position of Vice President, Eastern Tokyo Branch April 2003 until March 2005. Mr. Kitamura also currently serves on the boards of directors of Shinwa Building Co., Lotus Estate Co. and Astellas Business Service Co. Ltd., a subsidiary of Astellas.

Yasumasa Masuda

Corporate Executive, Vice President, Corporate Finance & Control

Mr. Masuda was named Corporate Executive, Vice President, Corporate Finance & Control in June 2008. Prior to that time, Mr. Masuda served as Vice President, Corporate Finance and Control from April 2007 and as Vice President, Finance from April 2005. From April 2003 through March 2005, Mr. Masuda served as Director, Finance of Fujisawa. Mr. Masuda also currently serves on the boards of directors of AUSH, APUS, AUS, APGD and Astellas Pharma China, Inc., a subsidiary of Astellas.

Mitsunori Matsuda

Corporate Executive, Vice President, Strategy & Administration, Corporate Technology

Mr. Matsuda was named Corporate Executive, Vice President, Strategy & Administration, Corporate Technology in June 2009. From April 2008 through June 2009, he had served as Vice President, Strategy & Administration, Corporate Technology. Prior to that, he served as Senior Vice President, Astellas Ireland Co., Ltd., a subsidiary of Astellas (“AICL”) from April 2006 until March 2008. From April 2005 until March 2006, Mr. Matsuda served as a Senior Director, Supply Chain Management, Corporate Technology. At Fujisawa, he served as Global Products Manager, Administration & Product Management of Manufacturing and Associate Manager, CMC Research Planning of Manufacturing from October 2004 through March 2005.

Yoshihiro Minami

Corporate Executive, Vice President, Regulatory Affairs of QA, RA and Pharmacovigilance

In June 2009, Mr. Minami was named a Corporate Executive after serving as the Vice President, Regulatory Affairs of QA, RA and Pharamacovigilance from April 2005 through June 2009. Prior to the consolidation into Astellas, Mr. Minami had held the same position with Yamanouchi since January 2004.

Seitaro Mutoh, Ph.D.

Corporate Executive, Vice President, Pharmacology Research Labs

Dr. Mutoh has served as Corporate Executive, Vice President, Pharmacology Research Labs since June 2007. From April 2005 until June 2007, he served as Vice President, Pharmacology Research Labs. He held the position of Director, Medicinal Biology Research Labolatories in Fujisawa from June 2001 until March 2005 at Fujisawa. Dr. Mutoh currently serves on the boards of directors of Urogenix and Astellas Research Technologies Co., Ltd., each of which is a subsidiary of Astellas.

Yoshiaki Nakashima

Corporate Executive, Vice President, Human Resources

Mr. Nakashima has served as Vice President, Human Resources since April 2008. In June 2008, Mr. Nakashima was named Corporate Executive. Prior to that time, he had served as Senior Director, Secretariat of General

Affairs. From April 2005 to March 2007, he served as Senior Director, Human Resources of Corporate Administration. From April 2003 to March 2005, he served as Vice President of Human Resources and Career Development in Fujisawa.

Kohei Nomoto

Corporate Executive, Vice President, Eastern Tokyo Branch

Mr. Nomoto has served as Corporate Executive, Vice President, Eastern Tokyo Branch since October 2009. From April 2008 until June 2008, Mr. Nomoto served as Corporate Executive, Vice President, Sales Operation. From April 2008 until June 2008, he held the title of Vice President, Sales Operation, Sales & Marketing, and from April 2007 until March 2008, he served as Vice President, Sales & Marketing. Prior to that, he served as Vice President, Yokohama Branch, Sales & Marketing from April 2005 through March 2007. He held the same position at Yamanouchi from April 2002 until March 2005.

Hirofumi Seki

Corporate Executive, Vice President—Project & Quality Management

Mr. Seki has served as Corporate Executive, Vice President, Project & Quality Management, Technology since April 2008. Prior to that time, he was Vice President, Technology Supply Chain and Manufacturing at APEL from January 2005 until March 2008.

Hidetoshi Shuto

Corporate Executive, Vice President, Clinical Development Administration

Since January 2009, Mr. Shuto has served as Corporate Executive, Vice President, Clinical Development Administration. Prior to that, he served as Vice President, Clinical Development I from April 2006 through December 2008 and was named Corporate Executive of the group in June 2007. At APUS, Mr. Shuto served as Senior Director, Drug Development Project Management from April 2005 through March 2006. He held the same position from April 2003 until March 2005 at Fujisawa Healthcare, Inc., a former subsidiary of Fujisawa (“Fujisawa Healthcare”). Mr. Shuto also currently serves on the boards of directors of Yamanouchi Pharmaceutical Inc., APUS and AUS.

Yutaka Unno

Corporate Executive, Vice President, Corporate Planning

Mr. Unno has served as Vice President, Corporate Planning since April 2009 and was named Corporate Executive in June 2009. From April 2007 until March 2009, he served as Vice President, Procurement. From April 2006 through March 2007, Mr. Unno served as Senior Director, Procurement. From September 2005 until March 2006, he worked in the Business Innovation group. From April 2005 until August 2005, Mr. Unno was in Integration Promotion Department. At Yamanouchi, he was a member of Merger Preparation Committee General Secretariat, Group Strategy Planning from April 2004 until March 2005. Mr. Unno currently serves on the boards of directors of AUSH, APUS, AUS and APGD.

DIRECTORS AND EXECUTIVE OFFICERS OF ASTELLAS US HOLDING, INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Astellas US Holding, Inc. are set forth below. The business address of each director and officer is care of Astellas US Holding, Inc., 3 Parkway North, Parkway North, Deerfield, Illinois 60015-2557. All directors and officers of AUSH listed below are citizens of Japan, except for Linda Friedman and Stephen Knowles, who are citizens of the United States of America.

Seigo Kashii

Director, Chairman, President and Chief Executive Officer of Astellas US Holding, Inc.

Mr. Kashii has served as a Director, Chairman, President and Chief Executive Officer of AUSH, AUS and APUS, a wholly-owned subsidiary of Astellas since April 2009. Mr. Kashii has served as Director, President and Chief Executive Officer of Purchaser since February 2010. He also serves on the boards of directors of the following subsidiaries of Astellas: APUS, APGD, Urogenix, Agensys, Astellas Research Institute of America and Astellas Pharma Canada. From June 2007 until March 2009, Mr. Kashii served as Corporate Executive, Vice President, Legal of Astellas. Prior to that, he was Vice President, Legal of Astellas from April 2006 until June 2007. From April 2005 until March 2006, he held the title of Associate Vice President, Business Development at Astellas. At Fujisawa, Mr. Kashii served as Project Director from April 2004 until March 2005. Since April 2009, Mr. Kashii has served on the board of directors of PhRMA and is Vice President of New York Pharma Forum.

Yasumasa Masuda

Director

Mr. Masuda has served as Director since April 2005. In addition to his work with AUSH, Mr. Masuda was named Corporate Executive, Vice President, Corporate Finance and Control of Astellas in June 2008. Mr. Masuda served as Vice President, Corporate Finance and Control of Astellas from April 2007 and as Vice President, Finance from April 2005 through March 2007. From April 2003 through March 2005, Mr. Masuda served as Director, Finance of Fujisawa. Mr. Masuda is also a Director of APUS, AUS, APGD, and Astellas Pharma China, Inc., a subsidiary of Astellas.

Yutaka Unno

Director

Mr. Unno has served as Director of AUSH since April 2009. Mr. Unno also serves as Corporate Executive, Vice President, Corporate Planning of Astellas since June 2009. In addition to his work with AUSH, Mr. Unno has served as Vice President, Corporate Planning of Astellas since April 2009 and was named Corporate Executive in June 2009. From April 2007 until March 2009, he served as Vice President, Procurement of Astellas. From April 2006 through March 2007, Mr. Unno served as Senior Director, Procurement of Astellas. From September 2005 until March 2006, he worked in Astellas’ Business Innovation group. From April 2005 until August 2005, Mr. Unno was in Astellas’ Integration Promotion Department. At Yamanouchi, he was a member of Merger Preparation Committee General Secretariat, Group Strategy Planning from April 2004 until March 2005. Mr. Unno currently serves on the boards of directors of AUSH, APUS, AUS and APGD.

Linda Friedman

Secretary

Since April 2005, Ms. Friedman has served as Secretary for AUSH. Also since April 2005, she has served as Senior Vice President, Secretary and General Counsel for AUS. She currently serves as Secretary of Purchaser, APUS, APGD, Agensys, Astellas US Technologies, Inc. and APGD and as Assistant Secretary of Urogenix, Astellas Pharma Technologies, Inc. and Astellas Pharma Canada. From 1997 until 2005, she served as General Counsel and Secretary of Fujisawa USA, Inc., a former subsidiary of Fujisawa (“Fujisawa USA”). From 1998 until 2005, Ms. Friedman also served as Vice President, General Counsel and Secretary of Fujisawa Healthcare. From 2006 until 2007, Ms. Friedman served as Chair of PhRMA Law Section. Ms. Friedman currently serves on the board of directors of Purchaser.

Stephen Knowles

Treasurer

Mr. Knowles has served as Treasurer of AUSH since October 2009. Mr. Knowles also serves as Vice President, Finance & Procurement of AUS. Prior to this time, Mr. Knowles worked in the Finance and Accounting departments of AUS as Vice President from October 2007 through September 2009 and as Senior Director from April 2005 through September 2007, respectively. Prior to that, from April 2002 through March 2005, Mr. Knowles served as Senior Director, Accounting of Fujisawa Healthcare. Mr. Knowles also currently serves as Treasurer of Purchaser, AUS, APUS, APGD, Agensys, Astellas Research Institute of America, Astellas US Technologies, Inc., Astellas Pharma Technologies, Inc., Astellas Venture Management LLC and Astellas Venture Capital LLC and as Assistant Treasurer of Urogenix and Astellas Pharma Canada. Mr. Knowles currently serves on the board of directors of Purchaser.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is care of Ruby Acquisition, Inc., 3 Parkway North, Parkway North, Deerfield, Illinois 60015-2557. Unless otherwise indicated, each occupation set forth under an individual’s name refers to employment with Purchaser. All directors and officers of Purchaser listed below are citizens of Japan, except for Linda Friedman and Stephen Knowles, who are citizens of the United States of America.

Directors and Executive Officers of Purchaser

Linda Friedman

Director and Secretary

Ms. Friedman has served as Director and Secretary of Purchaser since its formation in February 2010. In addition, since April 2005, Ms. Friedman served as Secretary and General Counsel to AUSH and AUS. She also serves as Secretary of APUS, APGD, Agensys, Astellas US Technologies, Inc. and APGD and as Assistant Secretary of Urogenix, Astellas Pharma Technologies, Inc. and Astellas Pharma Canada. From 1997 until 2005, she served as General Counsel and Secretary of Fujisawa USA. From 1998 until 2005, Ms. Friedman served as Vice President, General Counsel and Secretary of Fujisawa Healthcare. From 2006 until 2007, Ms. Friedman served as Chair of PhRMA Law Section.

Seigo Kashii

Director, President and Chief Executive Officer

Mr. Kashii has served as Director, President and Chief Executive Officer of Purchaser since its formation in February 2010. In addition, Mr. Kashii has served as a Director, Chairman, President and Chief Executive Officer of AUSH, AUS and APUS, a wholly-owned subsidiary of Astellas since April 2009. He also serves on the boards of directors of the following subsidiaries of Astellas: APUS, APGD, Urogenix, Agensys, Astellas Research Institute of America and Astellas Pharma Canada. From June 2007 until March 2009, Mr. Kashii served as Corporate Executive, Vice President, Legal of Astellas. Prior to that, he was Vice President, Legal of Astellas from April 2006 until June 2007. From April 2005 until March 2006, he held the title of Associate Vice President, Business Development at Astellas. At Fujisawa, Mr. Kashii served as Project Director from April 2004 until March 2005. Since April 2009, Mr. Kashii has served on the board of directors of PhRMA and is Vice President of New York Pharma Forum.

Stephen Knowles

Director and Treasurer

Mr. Knowles has served as Director and Treasurer of Purchaser since its formation in February 2010. In addition, Mr. Knowles has served as Treasurer of AUSH since October 2009. Mr. Knowles also serves as Vice President, Finance & Procurement of AUS. Prior to this time, Mr. Knowles worked in the Finance and Accounting departments of AUS as Vice President from October 2007 through September 2009 and as Senior Director from April 2005 through September 2007, respectively. Prior to that, from April 2002 through March 2005, Mr. Knowles served as Senior Director, Accounting of Fujisawa Healthcare. Mr. Knowles also currently serves as Treasurer of AUS, APUS, APGD, Agensys, Astellas Research Institute of America, Astellas US Technologies, Inc., Astellas Pharma Technologies, Inc., Astellas Venture Management LLC and Astellas Venture Capital LLC and as Assistant Treasurer of Urogenix and Astellas Pharma Canada.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Registered or Certified Mail to:

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

P.O. Box 43011

Providence, Rhode Island 02940-3011

By Overnight Courier to:

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

250 Royall Street, Suite V

Canton, Massachusetts 02021

By Facsimile for Eligible Institutions Only: (617) 360-6810

To Confirm Receipt of Facsimile for Eligible Institutions Only: (781) 575-2332

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

All Others Please Call Toll-Free: (800) 213-0473

The Dealer Manager for the Offer is:

388 Greenwich Street

New York, New York 10013

Call Toll Free: (877) 633-6351